UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
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Form 20-F X            Form 40-F

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Regulation S-T Rule 101(b)(1):
Yes           No X

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether the registrant by furnishing the information contained in this Form
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Yes          No X

Enclosure: Press release    ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX
                                         MONTHS ENDED 30 JUNE 2009 PREPARED IN ACCORDANCE
                                         WITH IFRS

Quarter 2 2009
Report
for the quarter and six months ended 30 June 2009
Group results for the quarter….
·   Adjusted headline earnings increase to a record $167m, or 47 US cents per share
·   Production rises to 1.127Moz at a total cash cost of $472/oz
·   Achieved discount to spot gold price of 3%; Received gold price up 5% to $897/oz
·   Balance sheet bolstered by $732.5m convertible bond and receipt of $750m Boddington proceeds
·   Obuasi and Geita continue to deliver on turnaround strategy
·   Interim dividend declared of 60 South African cents per share or 7.61 US cents per ADS
Events post quarter-end…
·   Hedge commitments reduced by 1. 4Moz to 4.4Moz at the end of July, now less than one year’s production
·   Wage settlement reached with South African trade unions
·   Agreement with Randgold Resources to acquire a 50% stake in Moto Goldmines Limited
Quarter
Six months
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Mar
Jun
Jun
2009
2009
2009
2008
2009
2009
2009
2008
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)
35,050
34,306       69,356       76,194
1,127
1,103 2,230 2,450
Price received
1
- R/kg / $/oz
241,505
273,109      256,862       67,390
897
858 878 289
Price received normalised for
accelerated settlement of non-
hedge derivatives
1
- R/kg / $/oz
241,505
273,109      256,862     181,303
897
858 878 736
Total cash costs - R/kg / $/oz
127,956
141,552      134,681     106,429
472
445 458 433
Total production costs - R/kg / $/oz
161,909
180,751      171,229     137,238
598
568 583 558
Financial review
Gross profit
- Rm / $m
3,051
1,102         4,153      (2,099)
387
111 498 18
Gross profit (loss) adjusted for the
gain (loss) on unrealised non-hedge
derivatives and other commodity
contracts
2
- Rm / $m
2,511
2,764         5,275      (4,371)
305
279 584 (537)
Adjusted gross profit normalised for
accelerated settlement of non-hedge
derivatives
2
- Rm / $m
2,511
2,764         5,275        3,647
305
279 584 474
Profit (loss) attributable to equity
shareholders
- Rm / $m
2,304
1         2,305       (3,988)
299
- 299 (229)
Headline earnings (loss)
3
- Rm / $m
1,631
- 1,631 (4,593)
215
- 215 (307)
Headline earnings (loss) adjusted
for the gain (loss) on unrealised
non-hedge derivatives and other
commodity contracts and fair value
adjustments on convertible bond
4
- Rm / $m
1,359
1,482          2,840      (6,063)
167
150 317 (761)
Capital expenditure - Rm / $m
2,228
2,381          4,608        4,287
261
241 502 561
Profit (loss) per ordinary share - cents/share
Basic
642
- 643 (1,412)
83
- 83 (81)
Diluted
641
- 641 (1,412)
83
- 83 (81)
Headline
3
455
- 455 (1,626)
60
- 60 (109)
Headline earnings (loss) adjusted
for the gain (loss) on unrealised
non-hedge derivatives and other
commodity contracts and fair value
adjustments on convertible bond
4
-
cents/share
379
414           792
(2,146)
47
42 88 (269)
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 8 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Global Footprint
AngloGold Ashanti is a global company…

…with an extensive portfolio of new and emerging opportunities.

China
DRC
Russia

Operations at a glance
for the quarter ended 30 June 2009
Production
Total cash costs
Gross profit (loss) adjusted
for the gain (loss) on
unrealised non-hedge
derivatives and other
commodity contracts
1
%
%
$m
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
SOUTHERN AFRICA
450
(6)
444
28
144
(26)
South Africa
Great Noligwa
39
(9)
708
21
(1)
(5)
Kopanang
66
(14)
446
32
15
(10)
Moab Khotsong
47
(28)
434
49
5
(15)
Tau Lekoa
28
(10)
751
27
3
(1)
Surface Operations
42
(9)
320
52
24
(3)
Mponeng
140
9
304
25
79
16
Savuka
13
(7)
683
51
-
(4)
TauTona
61
3
439
14
17
1
Namibia
Navachab
13
(28)
722
58
2
(4)
REST OF AFRICA
386
13
564
(5)
78
22
Ghana
Iduapriem
47
27
530
(1)
15
5
Obuasi
101
10
589
(16)
10
11
Guinea
Siguiri - Attributable 85%
80
-
451
(8)
15
(7)
Mali
Morila - Attributable 40%
3
34
(13)
511
24
13
(4)
Sadiola - Attributable 38%
3
35
(3)
486
54
16
(1)
Yatela - Attributable 40%
3
25
79
386
(29)
13
10
Tanzania
Geita
63
43
872
(14)
(8)
9
Minorities, exploration and other
4
(1)
AUSTRALIA 94
(4)
512
(14)
28
18
Sunrise Dam
94
(4)
503
(12)
29
17
Exploration and other
(1)
1
SOUTH AMERICA
144
14
325
(7)
67
18
Argentina
Cerro Vanguardia - Attributable 92.50%
51
9
344
(14)
18
7
Brazil
AngloGold Ashanti Brasil Mineração
73
7
287
-
35
6
Serra Grande - Attributable 50%
20
82
409
(18)
7
3
Minorities, exploration and other
7
2
NORTH AMERICA
52
(7)
362
4
23
1
United States
Cripple Creek & Victor
52
(7)
351
4
24
1
Other
(1)
-
OTHER
7
(2)
Sub-total                                                                         1,127
2
472
6
347
31
Less equity accounted investments
(42)                  (5)
AngloGold Ashanti
305
26
1 Refer to note B "Non-GAAP disclosure" for the definition.
3 Equity accounted investments.
2 Variance June 2009 quarter on March 2009 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
Safety remained the most critical issue for AngloGold Ashanti in the second quarter, with strong action taken to improve conditions across the company’s operations, particularly those in the Vaal River Region. During the period, eight miners tragically lost their lives in accidents at the Moab Khotsong, Kopanang, Tau Lekoa,
Savuka, Navachab and Obuasi mines. The findings of the Safety Strategic Blueprint have been reviewed by the executive and key areas for improvement identified. Detailed execution plans are being drafted, with implementation scheduled for the first quarter of next year. In the interim, management’s efforts are focused on addressing specific problem areas with teams that continue to experience high levels of accidents, in order to effect rapid change in the near term.
The effects of ongoing safety interventions over the past seven quarters, however, are evidenced in the improvement in Lost Time Injury Frequency Rate, which was 19% lower during the period at 5.68 per million hours worked. That is the best performance on record. The all Medical Treatment Frequency Rate reduced by 8% to 18.84 in the second quarter. Still, there remains important work to be done in creating an injury free environment for all employees.
The strength of the South African rand, the Brazilian real and the Australian dollar were dominant market themes during the quarter. The strengthening of local currencies against the US dollar had an unfavourable effect on costs in dollar terms. While the dollar-denominated spot price of gold rose by only 2%, the price in rand terms fell 14%, in Brazilian real terms fell 15% and in Australian dollars terms was 14% lower.
Second-quarter gold production of 1.127Moz was 2% higher than the previous period and 1% below initial market guidance of 1.14Moz. Price received for the quarter was 5% higher than the previous quarter at
$897/oz. The company achieved a 3% discount to the average spot price of $924/oz in line with its stated
objective of achieving a 6% discount to spot for 2009. Total cash costs of $472/oz was in line with guidance of $465/oz to $485/oz. Adjusted headline earnings were 12% higher at 47 US cents per share.
The overall operating performance across the business was encouraging, with strong results from South
America and signs of improved performance at the Geita and Obuasi mines being offset by lower output from
South Africa’s Vaal River region, where performance was affected by safety related stoppages.
Southern Africa operations produced 450,000oz during the period at a total cash cost of $444/oz, compared with 481,000oz at $347/oz in the first quarter. Uranium output fell 10% to 332,000lbs, the result of lower tonnes mined at Moab Khotsong, Great Noligwa and Kopanang mines. While dollar-based costs in South
Africa were adversely affected by a 15% strengthening in the average value of the rand against the US dollar during the period, adjusted gross profit of $143m underscores the strong earnings and cashflow leverage of these assets at current gold prices.
The West Wits mines, particularly the flagship Mponeng operation, delivered an exceptional performance with a 7% increase in gold output and good cost control, despite carrying once-off maintenance costs associated with the commissioning of three additional refrigeration plants. The Mponeng plant was chosen as one of the initial sites for the rollout of AngloGold Ashanti’s Business Process Framework and is showing encouraging improvements in reduced process variation, leading to increased plant gold throughput. At the
Savuka mine, as previously disclosed to the market, the sub-shaft and surrounding infrastructure was damaged after a series of seismic events on 22 May 2009. The damage assessment carried out indicates that the mine will only be back to full production within nine months. TauTona on the other hand, had a solid quarter with gold production increasing by 5%.
The Vaal River division had a challenging second quarter, particularly given safety-related stoppages which reduced output at Moab Khotsong and Kopanang. In the Southern Africa region, the Vaal River division had contributed to 88% of all safety related stoppages. Moab Khotsong lost 13 production days, while Kopanang lost 16 production days during the period. These stoppages affected the area mined and hence gold production was down 27% and 15% at Moab Khotsong and Kopanang respectively. Great Noligwa lost 9 production days due to an underground fire and cessation of mining during a search for a missing miner. The focus of management is now clearly being devoted to turning around the Vaal River operations to get the safety and production momentum back.

The remaining African operations, produced 386,000oz at a total cash cost of $564/oz, compared with
342,000oz at $591/oz in the previous quarter. Siguiri had another strong quarter, maintaining output at
80,000oz while total cash costs declined 8% to $451/oz. Mining was uninterrupted during the period.
However, gold shipments were temporarily halted in June while the company held talks with government over the provisions made for environmental liabilities. Mali had a steady quarter with attributable gold output increasing from 89,000oz to 94,000oz quarter-on-quarter.
Obuasi continued its recovery. Production at 101,000oz was 10% higher than that of the first quarter. This was largely as a result of a 17% improvement in yield from underground operations due primarily to improved head-grade control and better recoveries. Decreases in power tariffs and more favourable contractor rates and other efficiencies across the operation contributed to the 16% or $112/oz drop in total cash costs at Obuasi.
There were also promising early signs of a recovery at Geita. New management is in place and the company continues to see the results of earlier interventions in improved performance. Tonnage throughput increased after last quarter’s repairs to the SAG and Ball Mills and higher grades helped the mine achieve a 43% rise in production to 63,000oz. Total cash costs fell 14% to $872/oz. While there remains much hard work to be done in Tanzania and Ghana, the combined efforts of both management teams in these countries have assisted in the long-awaited turnaround of assets that will become substantial contributors in the future.
The South American region built on impressive gains made in the past quarter with production up 14% to
144,000oz and total cash cost down 7% to $325/oz. In Argentina, Cerro Vanguardia’s attributable production rose 9% to 51,000oz, while total costs dropped 14% to $344/oz. This improvement represents a remarkable turnaround in the performance of Cerro Vanguardia, with gold-equivalent production almost doubling while total cash costs have more than halved in the past year.
The team in Brazil delivered a similarly robust operating performance, with Brasil Mineração’s production rising some 7% to 73,000oz while total cash costs remained unchanged. The successful commissioning of the mill expansion project at Serra Grande helped to almost double AngloGold Ashanti’s attributable production from the mine to 20,000oz with an 18% improvement in total cash costs. The Sao Bento deposit, acquired in December 2008 has produced encouraging drill results confirming assumptions made when the initial purchase was made.
In Australia, while Sunrise Dam’s production fell 4% to 94,000oz, total cash costs improved by 12% to
$503/oz. In the United States, Cripple Creek & Victor’s production declined 7% to 52,000oz, while total costs rose 4% to $351/oz.
On the exploration front, a joint venture agreement was signed with Laurentian Goldfields to advance greenfields exploration in specific areas in Quebec, Ontario and Saskatchewan. A partnership was also formed with Thani Dubai, a Dubai based explorer, to drill and ultimately develop new deposits in North Africa and the Middle East. The greenfields team also maintained its activities in Australia, the Americas, China,
Southeast Asia, Sub-Saharan Africa, Russia and the Democratic Republic of Congo.
Drilling at the La Colosa prospect in Colombia remains suspended pending the conclusion of a public appeal process. The company is working towards a positive outcome in this regard and is working closely with the government and community organisations to ensure the best possible plan for continued exploration and ultimately the development of La Colosa.
The prefeasibility study on the Tropicana gold project in Australia was completed during the quarter and a decision was taken by AngloGold Ashanti and its partner, Independence Group, to proceed with a full bankable study. Tropicana, which boasts a resource of 5Moz, presents the opportunity to gain a foothold in an important new gold district, about 300 kilometres from Kalgoorlie. The bankable study will determine whether to use contractor or owner mining and whether to opt for gas or diesel power supplied by a third party. Once developed, the mine is expected to produce an average of between 330,000oz and 410,000oz a year, at a total cash cost of between A$590/oz and A$710/oz, over a 10-year initial life. There is potential to increase resources and mine life through additional drilling at the nearby Havana South and other prospects.

AngloGold Ashanti agreed on 16 July 2009 to invest $244m for a 50% stake in Moto Goldmines Limited in the Democratic Republic of Congo. The company’s participation is contingent on a successful bid for Moto
Goldmines Limited, the 70% owner of the Moto Gold Project, by Randgold Resources Limited, AngloGold
Ashanti’s long-standing joint venture partner at the Morila mine. Participation by the company is a strategic move to gain a prudent degree of exposure to one of the world’s richest gold ore bodies which has an indicative resource of 22Moz and reserves of 5.5Moz. The investment allows the company to leverage the relationship with Randgold, as well as its combined experience of building and operating some of the largest gold mining projects in Africa. The project complements AngloGold Ashanti’s long-term growth plans in Africa and beyond, by giving the company a presence in another of the world’s most important gold districts.
During the quarter, the company continued efforts to strengthen the balance sheet with the issue of the
$732.5m convertible bond due in 2014. Demand for the bonds was robust, allowing AngloGold Ashanti to realise an attractive coupon of 3.5% and a strike price at a 37.5% premium to the volume-weighted average price of $34.6272 on 18 May 2009.
AngloGold Ashanti also received $750m from Newmont Mining Corporation, the first tranche of the consideration for its purchase of the 33.33% stake in the Boddington project in Australia. Under the terms of the agreement announced in January, Newmont Mining Corporation also reimbursed the company A$225m for AngloGold Ashanti’s contribution to capital spend and working capital on the project this year.
During July 2009, AngloGold Ashanti continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position. The strength of the company’s balance sheet and management’s view of a robust macroeconomic environment for gold, resulted in the accelerated settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled delivery for the second quarter, reduced the total committed ounces to 4.45Moz at 25 July 2009, from 5.84Moz at 31 March 2009, the end of the first quarter. The restructure was funded from available cash, resulting in a net cash outflow of approximately $797m, which will be reflected in the company’s financial statements (as a realised charge to adjusted headline earnings) for the third quarter ending 30 September
2009.
AngloGold Ashanti’s total committed ounces is projected to reduce to 4.1Moz by 31 December 2009, meeting the company’s broader target a year ahead of schedule and eliminating steeply discounted spot prices in years 2010, 2011 and 2012. The committed ounces are projected to reduce by approximately
800,000 ounces a year from 2010 and is currently projected to wind up, save for 29,000oz, by the end of
2014. The company estimates that it will realise a discount of approximately 7% to the gold spot price over this period, assuming a US$950/oz spot price in real terms.
The majority of the ounces affected by the above mentioned restructure were designated as Normal
Purchase Normal Sale Exempted (‘NPSE’) contracts, allowing them to be accounted for off balance sheet.
As a consequence, all contracts that were previously classified as NPSE will be re-designated as non-hedge derivatives, accounted for at fair value on the balance sheet with adjustments accounted for through the income statement. Based on the fair values as at 30 June 2009, the income statement impact of this re-
designation is estimated to be approximately US$1.1bn, of which approximately US$0.5bn remains unrealised as at 25 July 2009. This re-designation will be reflected in the third quarter, ending 30 September
2009, financial statements. The change in designation of the hedge contracts will however provide the company with improved flexibility in actively managing the hedge book going forward.
Following the quarter end, the company successfully concluded its 2009/2010 South African wage negotiations, agreeing to an increase that has a 9.7% impact on payroll costs for the South African operations in the first year, and 1% above inflation, with a guaranteed minimum of 7.5%, in the second.
Wage increases are effective from 1 July. The settlement was concluded after a constructive, three-month interaction with trade unions and resulted in a settlement AngloGold Ashanti believes is fair to all parties involved.
Given the interruptions to our South African and Tanzanian operations in the first half and the leach-pad issues at Cripple Creek & Victor in the U.S., the production target for 2009 has been adjusted to be between
4.7Moz to 4.8Moz, at an average total cash cost of between $480/oz and $495/oz. This estimate is at an average rand exchange rate of R8.10/$ for the second half of the year. At R7.50/$ for the second half of the year the range is likely to be approximately $15/oz higher and at R8.70/$ the range is likely to be $15/oz lower.

For the third quarter, production is estimated at 1.2Moz at a total cash cost of approximately $530/oz, at an average exchange rate of R8.10/$ for the quarter. There is a $22/oz sensitivity for a 60 cents swing in the rand either way. It is important to note that third-quarter costs have typically been the highest in any given year due to seasonal factors such as winter power tariffs in South Africa and wage increases effective from
1 July 2009. The effect is further compounded this year by the sharp strengthening of local operating currencies.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
Great Noligwa’s production dropped 9% to 1,229kg (39,000oz) as an underground fire and cessation of operations during a search for a missing miner curtailed mining and development. Total cash costs rose 3%
to R192,157/kg ($708/oz). This was compounded by a shortage of attacking points on development due to a geological structure encountered during the quarter. The effects of those events were partly offset by a 26%
increase in yield as inventories were released from both underground and plant. Adjusted gross loss during the period was R8m ($1m), compared with profit of R35m ($4m) in the prior quarter.
The LTIFR improved to 8.02 (9.87).
Kopanang’s output fell 15% to 2,038kg (66,000oz), despite a planned 4% increase in yield. This was largely due to 16 days lost to safety stoppages during the period. The effect of lower gold production on costs was partly offset by increased salvage and reclamation activity and revaluation of major replacement equipment requirements. Total cash costs rose 13% to R121,703/kg ($446/oz). Adjusted gross profit was R124m
($15m), against R247m ($25m) in the prior quarter.
The LTIFR improved to 8.26 (11.87). The mine had one fatality during the quarter.
Moab Khotsong’s production fell 27% to 1,475kg (47,000oz), due mainly to the loss of 13 days to enforce safety improvements. This was compounded by a 3% decline in yield and encountering an unexpected geological structure. Total cash costs rose 27% to R118,589/kg ($434/oz). Adjusted gross profit declined to
R39m ($5m), compared with R202m ($20m) in the previous quarter.
The LTIFR improved to 9.29 (14.51). Three fatalities were recorded at the mine during the quarter.
Tau Lekoa’s production volumes improved due to new panels being established and constant focus on safety to reduce stoppages. However, production fell 9% to 875kg (28,000oz) due to lock-up in the plant. As a result, total cash costs increased 8% to R203,373/kg ($751/oz). Adjusted gross profit reduced to R28m
($3m), compared with R39m ($4m) in the previous quarter.
The LTIFR improved to 14.20 (17.92). The mine had one fatality during the quarter.
Vaal River Surface Operations gold production was lower than the previous quarter, mainly as a result of 4 non-production days. The overall reduction in grade is attributed to lower grades delivered from the waste rock. Production fell 7% to 1,319kg (42,000oz) and total cash costs rose 30% to R86,621/kg ($320/oz).
Adjusted gross profit declined 26% to R198m ($24m) from R267m ($27m) in the previous quarter.
The LTIFR deteriorated to 3.47 (0.63).
Mponeng’s output rose 10% to 4,362kg (140,000oz), as it enjoyed a quarter uninterrupted by the mill maintenance that affected the previous period. The area mined increased by 21%. Total cash costs rose 6%
to R82,105/kg ($304/oz) because of expenses associated with the replacement of contractors with mine labour and additional maintenance and power costs as a result of the commissioning of three additional refrigeration plants. Adjusted gross profit rose 4%, to R652m ($79m), compared with R628m ($63m) in the previous quarter.
LTIFR was little changed at 12.87 (12.80).

Savuka’s production dropped 8% to 398kg (13,000oz) due to a seismic event on 22 May, which deprived the mine of one month’s production. The yield improved by 25% as a result of less dilution from development operations. Total cash costs rose 28% to R183,991/kg ($683/oz) because of expenditures associated with the seismic incident as well as unfavourable inventory movement. Adjusted gross profit was R4m ($0.3m)
compared with R39m ($4m) in the previous quarter.
The LTIFR improved to 6.85 (7.08). The mine reported one fatality during the quarter.
TauTona’s production was 5% higher at 1,904kg (61,000oz), mainly due to improved availability of panels and the resultant 6% increase in the area mined. Yield dropped 9% as higher off-reef tonnages were mined to start new development ends, while labour costs increased as a result of moving some crews to TauTona from neighbouring Savuka, following the seismic event. Total cash costs improved by 3% to R118,926/kg
($439/oz). Adjusted gross profit declined to R137m ($17m), from R163m ($16m) in the previous quarter.
The LTIFR deteriorated to 15.92 (13.59).
NAMIBIA
Navachab’s production declined by 28% to 13,000oz, mainly due to the unavailability of core loading equipment. To optimise mill capacity, more volume was loaded from the low-grade stockpiles, resulting in a
25% drop in yield. Total cash costs were 58% higher at $722/oz due to the lower production, as well as the stronger rand. Adjusted gross profit was $2m, from $6m in the previous quarter.
The LTIFR was 5.44 (0.00). The mine reported one fatality during the quarter.
REST OF AFRICA
GHANA
Iduapriem’s gold production increased by 27% to 47,000oz, as a result of an 18% increase in tonnage throughput and an 8% improvement in yield. Total cash costs were 1% below the previous quarter at
$530/oz, due to the favourable volume and grade variances. Adjusted gross profit was $15m, compared with the $10m of the previous quarter.
LTIFR improved to 0.73 (3.50).
Obuasi’s gold production increased 10% to 101,000oz, largely as a result of a 17% improvement in yield resulting from better head-grade control management and higher recoveries. Lower power tariffs, more favourable contractor rates and other efficiencies across the operation resulted in a 16% or $112/oz drop in total cash costs to $589/oz. Adjusted gross profit improved to $10m, compared with $1m loss the previous quarter.
The LTIFR improved to 2.79 (4.23). The mine reported one fatality during the quarter.
REPUBLIC OF GUINEA
At Siguiri, (85% attributable) production was maintained at 80,000oz. Total cash costs decreased by 8% to
$451/oz, as a result of lower fuel prices and reduced export royalty expenditure. Adjusted gross profit decreased to $15m compared with $22m recorded in the previous quarter. This was mainly as a result of the deferred sales revenue due to a temporary embargo on gold exports by the Government in June, which resulted in an increase in attributable gold stock on hand of 27,000oz. The embargo was lifted at the end of
June.
LTIFR deteriorated to 0.65 (0.00).
MALI
At Morila (40% attributable), production was 13% lower at 34,000oz as mining ceased during the quarter and lower-grade ore from stockpiles was fed through the mill. Total cash costs rose 24% to $511/oz due to grade variance. Adjusted gross profit declined to $13m from $17m the prior quarter.
LTIFR was 0.00 (0.00).

Sadiola’s (38% attributable), production declined marginally to 35,000oz. Total cash costs increased by 54%
to $486/oz due to increased expenditure on drill and blast costs, owing to the harder material mined and once-off claims from previous periods paid to mining contractors. Adjusted gross profit declined to $16m from
$17m the prior quarter.
The LTIFR improved to 0.00 (0.92).
Yatela’s (40% attributable), production increased 79% to 25,000oz, as higher-grade ore was mined from the bottom of the pit. Total cash costs dropped 29% to $386/oz. Adjusted gross profit rose more than fourfold to
$13m from $3m the previous quarter.
The LTIFR was 0.00 (0.00).
TANZANIA
Geita’s gold production increased by 43% to 63,000oz due to significant increases in both tonnage throughput and recovered grade, following last quarter’s downtime for mill repairs. Recovered grade increases resulted from the processing of higher grade ore and improved recoveries. Total cash costs consequently decreased 14% to $872/oz and the adjusted gross loss narrowed to $8m from $17m in the previous quarter.
The LTIFR improved to 0.00 (0.41).
AUSTRALIA
Sunrise Dam’s gold production eased 4% to 94,000oz. While tonnes treated increased by 6%, the overall yield declined by 9% as the additional ore was sourced from lower-grade stockpiles. The paste fill plant was successfully commissioned at the end of the quarter and backfilling of the large Cosmo stopes commenced.
Backfilling of the primary Cosmo stopes will ensure complete extraction of this large, high grade ore body.
Total cash costs dropped 24% to A$661/oz ($503/oz), largely because of favourable stockpile and overall operating efficiencies. Adjusted gross profit was A$38m ($29m) compared with A$18m ($12m) in the previous quarter.
The LTIFR reduced to 0.00 (2.54).
SOUTH AMERICA
At Cerro Vanguardia, (92.5% attributable) production was 9% higher at 51,000oz due to a planned increase in tons treated. Total cash costs fell 14% to $344/oz as a result of the higher output, greater by-product credits from silver sales, a weaker Argentinean peso and lower payments for contracting services and spare parts. Adjusted gross profit was $18m compared with $11m the previous quarter.
The LTIFR improved to 0.00 (6.32).
AngloGold Ashanti Brasil Mineração’s production increased 7% to 73,000oz. This was due mainly to higher grades from the FGS and Serrotinho orebodies at the Cuiabá mine, as well as improved performance from the heap leach at Córrego do Sítio following the heavy rainfall in the first quarter. Total cash costs were little changed at $287/oz, as higher production and cost reduction initiatives on consumables countered the impact of lower acid by-product credits and a stronger local currency. Adjusted gross profit was $35m compared with $29m the previous quarter.
The LTIFR improved to 0.61 (2.51).

At Serra Grande (50% attributable), production soared 82% to 20,000oz, reflecting the full benefit of the expansion project commissioned in February. Total cash costs declined 18% to $409/oz, as higher gold production and cost reduction initiatives more than offset local currency appreciation and stockpile movements. Adjusted gross profit was $7m, compared with $4m the previous quarter.
The LTIFR was little changed at 1.57 (1.52).
NORTH AMERICA
At Cripple Creek & Victor, gold production fell 7% to 52,000oz due to lower-than-expected returns from the leach pad. Total cash costs rose 4% to $351/oz, primarily due to increased cyanide application, higher maintenance and stores costs which were partially offset by lower royalty, diesel, and caustic costs. Adjusted gross profit increased marginally to $24m from $23m in the prior quarter.
The LTIFR improved to 3.04 (4.52).
Notes:
·  All references to price received includes realised non-hedge derivatives.
·  In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
   Ashanti.
·  Rounding of figures may result in computational discrepancies.

Review of the gold market
Gold price movements and investment markets
The average spot price for gold for the second quarter was US$924/oz, 2% higher than the previous quarter’s average of US$909/oz and almost the same as the highest quarterly average of US$925/oz recorded in first quarter of last year.
Investment demand, the primary driver of the gold price in the first quarter of this year, became far less conspicuous as the year wore on. The combined holdings of the nine major gold exchange-traded funds at the start of the second quarter stood at around 53Moz and grew just 3% to 54.5Moz by the end of June.
Although this growth was by no means stellar, it is encouraging that these holdings demonstrated resilience in a volatile price environment.
At the G20 summit in April, global leaders unveiled massive financial packages to stimulate the sagging global economy. Amongst the initiatives proposed was the sale of 403t of the IMF’s gold reserves, a surprising move for some investors that caused prices to suffer. The market is now focused on how the sale will take place given that it was subsequently ratified by the US Senate. The likelihood is that the sales will occur under the auspices of the Central Bank Accord, which may necessitate a third agreement given that the current one expires in September. Alternatively the IMF’s holding may be disposed of in an off-market sale to one or more central banks.
The other major consequence of the announcements made by the G20 was of an appetite for investment risk in global markets. Equity indices, particularly in the Brazilian, Russian, Indian and Chinese markets, which had sold off heavily in the earlier flight to cash, attracted huge investor interest. Industrial (bulk) commodities which had crashed in the fourth quarter of 2008 began to rebound as China was rumoured to be replenishing its inventories.
Despite the absence of new investment demand for gold as evidenced by the lack of growth in ETF holdings, speculators on the COMEX and CBOT bought gold as the US dollar weakened and the “reflation” trade swept oil prices up in its wake and with it, expectations of inflation. By the middle of May, the combined speculative position on those exchanges was almost 25Moz, a level not seen since the third quarter of last year.
The global economic crisis appears far from over despite some earlier optimism. At the G8 meeting in July a more sobering outlook on the global economy emerged, suggesting that hopes for a rebound may have been temporary. Also, the lack of clarity on a viable alternative global reserve currency to the US dollar continued
to underpin the greenback. These factors have weighed heavily on commodities and the gold price and are likely to continue to do so for the medium term.
The US dollar felt the adverse effects of renewed risk appetite and weakened to its lowest level this year of
Euro/US$1.4337. The South African rand, Australian dollar and Brazilian real were once again beneficiaries of some of this increased risk appetite. The rand was the best performer of these currencies, strengthening
20% from its opening rate of about US$/R 9.59 to close the quarter at US$/R 7.71. The outperformance of the rand, relative to the Australian dollar and real, was helped by announcement of corporate deals in South
Africa’s telecommunications industry. The Australian dollar gained 15% over the quarter to close at about
A$/US$0.81 and the Brazilian real appreciated 16% to end the quarter at US$/BRL1.96.
Physical demand
Jewellery Sales
Most major markets continue to be affected by the global financial crisis, with negative first quarter trends continuing, particularly in the United States and Middle East markets. Demand in China, however, continued
to hold firm.

India, the world’s largest gold market, appears to have turned the corner with an improved second quarter.
Indeed, during this period gold jewellery outperformed most other business sectors. The second quarter is traditionally a strong one in the country as gold jewellery demand spikes on the auspicious festival of
Akshaya Trithya and the onset of the wedding season. Despite the financial crisis, year-on-year demand during the festival only dropped from 51t to 46t. The success of the festival has bolstered gold sentiment and encouragingly, some retailers are considering expansion again. Recycling was still high in the second quarter at an estimated 60% of retail sales thus affecting gold imports into the country. However, since most retailers will not pay cash for gold, the majority of recycled gold remains in the gold market.
In China, the second quarter is traditionally slower for jewellery sales and this quarter confirms that trend with a quarter-on-quarter decline. While year-on-year second quarter jewellery demand is slightly down, this may be seen as an indicator of Chinese gold market resilience as second quarter 2008 was particularly strong and predated the full onset of the financial crisis. Demand for pure gold jewellery is still high, especially in rural markets, with the investment appeal of pure gold keeping consumption levels robust in the face of the economic crisis. Many retailers who used to focus on diamond, gem-set and platinum jewellery are now forced to significantly increase their pure gold inventories as it’s by far the best performer in the sector.
Eighteen-carat gold sales are flat when compared with the first quarter but demand for lighter pieces has increased, which is heartening. Activity in the scrap market has increased year-on-year but is down on the first quarter as the gold price has been lower. In China, scrap represents an estimated 30% to 40% of total gold jewellery sales and, as with India, most retailers do not accept cash in exchange for gold but instead would recycle the metal for jewellery.
In the US, the current economic climate sees consolidation continuing throughout the value chain. Retail sales on primary value gold products are down by 14% year-on-year. This negative trend is expected to continue as gold jewellery demand will take longer to recover from the crisis, as is the case across the
US economy with discretionary spending on more expensive items. Gold jewellery imports are down over
40% year-on-year with jewellery retailers reluctant to increase inventories, choosing rather to recycle their own stocks to bring out new, often lighter, jewellery designs. Consumer participation in recycling is limited.
In the Middle East, the global financial crisis continues to severely dampen jewellery demand, with an estimated 15% drop in sales year-on-year. The traditional gold sales boost that accompanies the summer festival was reduced with a 60% drop in tourists visiting Dubai. Gold jewellery sales started to improve in
April due to the wedding and holiday seasons stimulating sales. However, consumers preferred to buy lighter pieces and half sets of jewellery due to the volatility of the gold price. Despite a negative quarter, there is positive sentiment for the next quarter with sales anticipated to increase by at least 10%. The Egyptian market continued to buck regional trends and remained firm in the second quarter, with a year-on-year increase in trade demand. The lower gold price in this quarter helped bolster import demand as well as local sales. Yemen, Sudan, Iraq and Algeria are considered promising emerging markets for a few major Gulf players looking to expand.
Investment Market
As noted above, while ETF sales did not grow quarter-on-quarter, there was at least no net decline in holdings despite price volatility. Coin and bar hoarding in China was down due to uncertainty about the gold price, while in India demand remained robust for higher net-worth individuals. The Middle East experienced a
20% drop in coin sales. In the US bar and coin sales data are not yet available but it is anticipated that while the second quarter may have lagged the first, it will still have grown compared with a year earlier. In the second quarter it is probably no longer the case that increases in US gold investment demand offset the decline in jewellery demand, as was the case in the first quarter. The prospect of rising inflation is expected to strengthen gold investment demand in the US going forward.

Hedge position
As at 30 June 2009, AngloGold Ashanti had the following outstanding forward-pricing commitments against future production. The total ounces committed on this date was 5.19Moz or 162t (as at 31 March 2009:
5.84Moz or 182t) and the total net delta tonnage of the hedge on this date was 4.41Moz or 137t (at 31 March
2009: 4.86Moz or 151t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$2.31bn (negative R17.84bn) as at 30 June 2009 (at 31 March 2009: negative $2.48bn – negative
R23.84bn). The value was based on a gold price of $929 per ounce, exchange rates of R7.71/$ and
A$/$0.8054 and the prevailing market interest rates and volatilities at the time.
As at 29 July 2009, the marked-to-market value of the hedge book was a negative $1.45bn (negative
R11.45bn), based on a gold price of $935.30/oz and exchange rates of R7.90/$ and A$/$0.82 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
The following table indicates the group’s commodity hedge position at 30 June 2009
Year
2009
2010
2011
2012
2013
2014-2015
Total
US DOLLAR GOLD
Forward contracts Amount (oz) *(1,100,067) 168,590 328,250 359,000 306,000 91,500 153,273
**US$/oz $897 ($101) $342 $388 $408 $510 ($3,790)
Put options sold Amount (oz) 450,000 235,860 148,000 85,500 60,500 60,500 1,040,360
US$/oz $814 $747 $623 $538 $440 $450 $706
Call options sold Amount (oz) 560,000 1,173,630 1,281,770 811,420 574,120 709,470 5,110,410
US$/oz $793 $572 $546 $635 $601 $606 $608
A DOLLAR GOLD
Forward contracts Amount (oz) *(31,000) 100,000 69,000
A$/oz A$925 A$707 A$610
Call options purchased Amount (oz) 40,000 100,000 140,000
A$/oz A$694 A$712 A$707
*** Total net gold: Delta (oz)
848,468     (1,188,743)
(1,481,476) (1,052,744) (814,031)
(719,507)    (4,408,033)
Committed (oz) 611,067 (1,342,220) (1,610,020) (1,170,420) (880,120) (800,970) (5,192,683)
*
Indicates a net long position resulting from forward purchase contracts.
**
The price represents the average weighted price, combining both forward sales and purchases for the period.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2009.
The following table indicates the group's currency hedge position at 30 June 2009
Year
2009
2010
2011
2012
2013 2014-2015
Total
RAND DOLLAR (000)
Put options purchased
Amount ($) 50,000 50,000
US$/R R11.22 R11.22
Put options sold Amount ($) 50,000 50,000
US$/R R9.73 R9.73
Call options sold Amount ($) 50,000 50,000
US$/R R12.94 R12.94
Rounding of figures may result in computational discrepancies.

Group's currency hedge position at 30 June 2009 (continued)
Year
2009
2010
2011
2012
2013      2014-2015
Total
A DOLLAR (000)
Forward contracts
Amount ($) 270,000 270,000
A$/US$ A$0.78 A$0.78
Put options purchased Amount ($) 10,000 10,000
A$/US$ A$0.69 A$0.69
Put options sold Amount ($) 10,000 10,000
A$/US$ A$0.76 A$0.76
Call options sold Amount ($) 10,000 10,000
A$/US$ A$0.64 A$0.64
BRAZILIAN REAL (000)
Forward contracts
Amount ($) 39,000 39,000
US$/BRL BRL 2.07 BRL 2.07
Fair value of derivative analysis by accounting designation
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollar (millions)
as at 30 June 2009
Commodity option contracts (437) – (1,241) (1,678)
Foreign exchange option contracts – – 10 10
Forward sale commodity contracts (667) (43) 25 (685)
Forward foreign exchange contracts – – 5 5
Interest rate swaps (16) – 18 2
Total hedging contracts
(1,120)
(43)
(1,183)
(2,346)
Option component of convertible bond – – (158) (158)
Warrants on shares – – *2 2
Total derivatives
(1,120)
(43)
(1,339)
(2,502)
Credit risk adjustment
(76)
(1)
(170)
(247)
Total derivatives - before credit risk adjustment
(1,196)
(44)
(1,509)
(2,749)
* Relates to B2Gold warrants
Post-close-out gold only hedge position report as at 25 July 2009
Year
2009
2010
2011
2012
2013
2014-2015
Total
US DOLLAR GOLD
Forward contracts Amount (oz) *(27,249) *(198,860) 60,000 122,500 119,500 91,500 167,391
**US$/oz $1,637 $763 $227 $418 $477 $510 ($167)
Put options sold Amount (oz) 335,000 235,860 148,000 85,500 60,500 60,500 925,360
US$/oz $799 $747 $623 $538 $440 $450 $687
Call options sold Amount (oz) 455,000 1,025,380 776,800 811,420 574,120 709,470 4,352,190
US$/oz $881 $602 $554 $635 $601 $606 $629
A DOLLAR GOLD
Forward contracts Amount (oz) *(31,000) 100,000 69,000
A$/oz A$925 A$707 A$609
Call options purchased Amount (oz) 40,000 100,000 140,000
A$/oz A$694 A$712 A$707
***Total net gold: Delta (oz) (184,904) (696,906) (751,334) (824,731) (632,117)
(724,938)     (3,814,930)
Committed (oz) (356,751) (826,520) (836,800) (933,920) (693,620) (800,970) (4,448,581)
*
Indicates a net long position resulting from forward purchase contracts.
**
The price represents the average weighted price, combining both forward sales and purchases for the period.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 25 July 2009.

Exploration
Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted associates, was $43m ($23m brownfields, $20m greenfields), compared with $31m ($15m brownfields, $16m greenfields) the previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the Project Zaaiplaats area with MMB5 continuing to drill deflection 5 which is designed to intersect the Vaal Reef along the Jersey Fault cut-off. By the end of the quarter, drilling had advanced from 2,653m to 2,874m. The Denny’s Reef was intersected at 2,859m and a
Vaal Reef intersection is now expected in August 2009. MZA9 continued drilling a long deflection to the east, and reached a depth of 2,380m. The first reef intersection is only expected in the fourth quarter. MGR8 advanced to 3,023m. In the Moab North area, Borehole MCY4 was stopped after obstructions in the hole could not be cleared. Rehabilitation and a move to MGR6 are underway. In the West Rand, drilling of UD51 commenced early in June. The hole is currently at a depth of 2,578m and is expected to intercept the VCR at about 3,900m.
At Obuasi in Ghana, exploration continued with two holes advancing below 50 level. These holes are all targeted at the Obuasi Fissure in the KMS Deeps area.
In Argentina, at Cerro Vanguardia, the exploration programme continued with 20,036m of Mineral Resource delineation drilling, 8,643m of reconnaissance drilling and 2,159m drilling for the underground project. For the El Volcan project initial exploration has started and a detailed airborne magnetometry survey is planned for the summer.
In Australia, at Sunrise Dam, 10,007m were drilled from 35 diamond drill holes during the quarter. These aimed to infill and extend surface and underground lodes within the immediate mine area. The extensions of the high-grade GQ, Astro and Cosmo lodes were specifically targeted with significant intercepts being obtained. The extensions of these lodes are likely to result in significant mineral resource additions and results of their impact will be forthcoming in the next few months. Additional investigations on the extensions to high-grade gold mineralisation that lies open below 1km vertical, continues. Assessment of the potential for further internal cutback opportunities to Mega Pit are continuing and the outcomes of this work are anticipated during the next period. The regional drilling at the Wilga project (AGA earning 70% from Chalice Ltd), located
10km from Sunrise Dam, commenced. During the period, 7,726m were drilled from 180 aircore holes with results pending.
In Brazil, at the Córrego do Sítio Sulphide Project, drilling continued with 2,770m being drilled from surface and 1,614m drilled from underground. At the Lamego project, 1,856m of surface drilling was completed. At
Serra Grande, drilling focused on Fiuca and Pequizão, with a total of 5,088m being drilled.
At Siguiri in Guinea, exploration continued to focus on the generation of new targets with soil sampling of
Setiguiya & Sintroko East, target delineation along the southern extension of Sintroko and selected drilling of the combined pits. Mapping and modelling of pits and drill hole data has focused on developing the structural setting and controls for the Siguiri mineralisation.
At Geita in Tanzania, focus for the quarter has been on target delineation, infill and extensional drilling.
Compilation and review of exploration targets has been completed with 41 targets identified and geological reconnaissance of EM targets is now underway. At Kalondwa Hill, drilling is nearing completion, with geological & structural mapping ongoing to assist with developing the geological understanding and controls.
Drill planning for Matandani-Kukuluma-Area 3 gaps is underway while at Chipaka, RC infill drilling has been completed. Two diamond drill holes were completed at Star & Comet as part of Mineral Resource risk amelioration.
At Morila, in Mali, diamond drilling was completed in April 2009 with no significant intersections. At Sadiola and Yatela, steady progress is being made with the regional exploration programme with anomalous and ore-grade intersections being returned from gravity anomalies close to Yatela (e.g. YN, YG3, YG6), in addition to ore-grade intersections below the previously mined Alamoutala pit. A recent review of the structural controls of the Sadiola & Yatela mineralisation, including satellite deposits such as Alamoutala and the FE group, has highlighted significant potential for deeper drilling in order to target sulphide mineralisation. Targets based on this interpretation are being developed and will be incorporated into the current exploration programme.

At Navachab in Namibia, drilling continued with 60 holes, totalling 11,717m being completed. On-mine exploration focused mainly on the HW vein down plunge extension project and the NP2 down plunge extension. Regional exploration focused mainly on the Gecko project with 1,637m being drilled at Gecko central and 300m being drilled in the Gecko south area. The exploration has now shifted to infill drilling which is designed to close the gap between Gecko South and Gecko Central.
At Cripple Creek & Victor in the United States, drilling continues to evaluate the Squaw Gulch and North
Cresson areas with 17,404m being drilled. Drilling for the High Grade Study was focused along the east wall of the Cresson deposit. There was very little drilling for the High Grade Study programme as the drills were utilised in the evaluation of Squaw Gulch. Drilling will resume during the current quarter.
GREENFIELD EXPLORATION
Greenfield exploration activities were undertaken in eight regions during the quarter: the Americas, Australia,
China, the Democratic Republic of Congo, the Middle East, North Africa, Russia, Southeast Asia and Sub-
Saharan Africa. A total of 41,798m of DDH, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia.
In Australia the prefeasibility study on the Tropicana Joint Venture Project was completed during the quarter. Work has continued simultaneously on defining exploration targets within trucking distance of
Tropicana. A total of 841 AC holes were drilled for 35,763m, 34 RC holes for 4,950m and 13 DDH holes for
1,680m. Auger sampling continued, with 18,762 samples collected across areas along the Tropicana-
Havana trend. RC and diamond drilling was focused around Tropicana Group mining leases with significant results returned from RC drilling at Screaming Lizard, including 12m @ 2.46g/t Au and diamond drilling at
Havana South including 9m @ 7.22g/t Au from 259m and 13m @ 5.86g/t Au from 255m. The Havana South holes targeted a zone of interpreted mineralisation between two bounding faults located outside of the current pit shell. Significant aircore results include: 4m @ 0.44g/t from 16m at Medusa; 4m @ 1.2g/t from
12m and 4m @ 0.27g/t from 20m at Angels Kiss; as well as 4m @ 0.68g/t Au from 36m and 7m @ 0.27g/t
Au from 48m at Purple Haze. AC drilling commenced on the 230km
2
, wholly owned Bronco Plains project
located southwest of the Tropicana JV, with 36 holes for 2,721m completed. Assay results are outstanding.
In Colombia, Phase I and Phase II greenfield exploration was completed by AngloGold Ashanti and by its joint venture partners B2Gold Corporation and Mineros S.A. At the wholly owned La Colosa project, an exploration permit that allows for the continued drill evaluation of the exploration contract, in a limited area, was awarded by the Colombian Ministry of Mines and Energy. The total area under exploration in Colombia at the end of the quarter was 27,874km
2
.
Work in the rest of the Americas focused on target generation and property reviews, with good progress made on increasing our footprint in Canada. A joint venture was signed with Laurentian Goldfields during the quarter to advance greenfields exploration in Quebec, Ontario and Saskatchewan.
In China, exploration work is ongoing on the Jinchanggou project, while tenement applications on regional targets and target-generation work is continuing elsewhere in the country.
In Southeast Asia, project generation activities and evaluation of opportunities are ongoing in a number of areas.
In Sub-Saharan Africa, project generation work and property appraisal work continues in West, Central and
East Africa. In Gabon an 8,000km
2
authorisation permit over the Ogooue Property was awarded.
No drilling took place in the Democratic Republic of the Congo during the quarter. Outstanding results for
19 drill holes completed in late 2008 were received during the quarter. The best intersections received were
12m @ 16.31 g/t Au from 81m, 7m @ 24.47 g/t Au from 69m, 4m @ 10.5 g/t Au from 119m & 9m @ 7.6 g/t
Au from 88m.
A Strategic Alliance to explore and ultimately develop mining operations in the Middle East & North Africa was formed between AngloGold Ashanti and Thani Investments during the second quarter.

Group operating results
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OPERATING RESULTS
UNDERGROUND OPERATIONS
Milled
- 000 tonnes / - 000 tons
2,912
3,032 3,030 5,945 5,931
3,210
3,343 3,340 6,553 6,537
Yield - g / t / - oz / t
6.33
6.22 7.08 6.27 7.02
0.185
0.181 0.206 0.183 0.205
Gold produced - kg / - oz (000)
18,424
18,857 21,444 37,281 41,608
592
606 690 1,199 1,338
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,345
3,264 2,875 6,608 5,701
3,687
3,598 3,169 7,284 6,284
Yield - g / t / - oz / t
0.49
0.56 0.38 0.53 0.42
0.014
0.016 0.011 0.015 0.012
Gold produced - kg / - oz (000)
1,653
1,824 1,100 3,477 2,418
53
59 35 112 78
OPEN-PIT OPERATIONS
Mined
- 000 tonnes / - 000 tons
43,894
45,352 44,336 89,246 90,890
48,385
49,992 48,872 98,377 100,189
Treated - 000 tonnes / - 000 tons
6,487
5,737 6,164 12,224 12,496
7,151
6,324 6,795 13,475 13,774
Stripping ratio - t (mined total - mined ore) / t mined ore
6.35
5.44 5.33 5.86 5.11
6.35
5.44 5.33 5.86 5.11
Yield - g / t / - oz / t
1.92
1.99 2.25 1.95 2.17
0.056
0.058 0.066 0.057 0.063
Gold in ore - kg / - oz (000)
8,231
7,750 12,411 15,981 24,677
265
249 399 514 793
Gold produced - kg / - oz (000)
12,430
11,406 13,879 23,836 27,118
400
367 446 766 872
HEAP LEACH OPERATIONS
Mined
- 000 tonnes / - 000 tons
14,489
13,882 14,328 28,371 27,567
15,971
15,302 15,794 31,274 30,387
Placed
1
- 000 tonnes / - 000 tons
5,195
5,605 6,168 10,800 11,576
5,727
6,179 6,799 11,905 12,760
Stripping ratio - t (mined total - mined ore) / t mined ore
1.67
1.51 1.45 1.59 1.44
1.67
1.51 1.45 1.59 1.44
Yield
2
- g / t / - oz / t
0.71
0.57 0.64 0.64 0.65
0.021
0.017 0.019 0.019 0.019
Gold placed
3
- kg / - oz (000)
3,692
3,220 3,929 6,912 7,542
119
104 126 222 242
Gold produced - kg / - oz (000)
2,543
2,219 2,561 4,762 5,050
82
71 82 153 162
TOTAL
Gold produced
- kg / - oz (000)
35,050
34,306 38,984 69,356 76,194
1,127
1,103 1,253 2,230 2,450
Gold sold - kg / - oz (000)
34,459
32,584 38,704 67,043 75,802
1,108
1,048 1,244 2,155 2,437
Price received - R / kg / - $ / oz - sold
241,505
273,109 (44,303) 256,862 67,390
897
858 (157) 878 289
Price received normalised for
accelerated settlement of non-
hedge derivatives
- R / kg / - $ / oz - sold
241,505
273,109 178,796 256,862 181,303
897
858 717 878 736
Total cash costs - R / kg / - $ / oz - produced
127,956
141,552 108,195 134,681 106,429
472
445 434 458 433
Total production costs - R / kg / - $ / oz - produced
161,909
180,751 138,115 171,229 137,238
598
568 554 583 558
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
313
293 340 303 322
10.08
9.42 10.93 9.75 10.34
Actual - g / - oz
289
287 320 288 311
9.30
9.23 10.27 9.27 10.00
CAPITAL EXPENDITURE
- Rm / - $m
2,228
2,381 2,357 4,608 4,287
261
241 304 502 561
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Six month
ended
Six months
ended

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
6,817
6,824 7,950 13,641 14,813
Gold income
6,481
6,518 7,749 12,999 14,406
Cost of sales 3
(5,212)
(5,621) (4,894) (10,833) (9,482)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
1,783
205 (1,425) 1,987 (7,024)
Gross profit (loss)
3,051
1,102 1,431 4,153 (2,099)
Corporate administration and other expenses
(300)
(351) (255) (651) (473)
Market development costs
(25)
(28) (24) (52) (48)
Exploration costs
(243)
(221) (266) (465) (534)
Other operating expenses
5
(51)
(50) (48) (102) (16)
Operating special items
6
739
(60) 273 679 355
Operating profit (loss)
3,171
391 1,111 3,562 (2,815)
Interest received
92
97 101 190 181
Exchange gain (loss)
285
16 (16) 301 (26)
Fair value adjustment on option component of convertible bond
(123)
- 12 (123) 183
Finance costs and unwinding of obligations
(322)
(252) (213) (573) (466)
Share of equity accounted investments' profit (loss)
160
223 (770) 383 (699)
Profit (loss) before taxation
3,263
476 225 3,739 (3,642)
Taxation
7
(915)
(384) (471) (1,299) (323)
Profit (loss) after taxation from continuing operations
2,348
92 (246) 2,440 (3,965)
Discontinued operations
Profit from discontinued operations
-
- 191 - 188
Profit (loss) for the period
2,348
92 (55) 2,440 (3,777)
Allocated as follows:
Equity shareholders
2,304
1 (176) 2,305 (3,988)
Minority interest
44
91 121 135 211
2,348
92 (55) 2,440 (3,777)
Basic profit (loss) per ordinary share (cents)
1
Profit (loss) from continuing operations
642
- (130) 643 (1,478)
Profit from discontinued operations
-
- 68 - 67
Profit (loss)
642
- (62) 643 (1,412)
Diluted profit (loss) per ordinary share (cents)
2
Profit (loss) from continuing operations
641
- (130) 641 (1,478)
Profit from discontinued operations
-
- 68 - 67
Profit (loss)
641
- (62) 641 (1,412)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
814
689 1,023 1,503 1,929
Gold income
773
658 997 1,431 1,876
Cost of sales 3
(617)
(568) (632) (1,185) (1,239)
Gain (loss) on non-hedge derivatives and other commodity contracts
4
231
20 (248) 252 (620)
Gross profit
387
111 117 498 18
Corporate administration and other expenses
(36)
(35) (33) (71) (62)
Market development costs
(3)
(3) (3) (6) (6)
Exploration costs
(29)
(22) (34) (51) (70)
Other operating expenses
5
(6)
(5) (6) (11) (2)
Operating special items
6
92
(6) 36 86 47
Operating profit (loss)
406
39 77 445 (75)
Interest received
11
10 13 21 24
Exchange gain (loss)
36
1 (3) 38 (4)
Fair value adjustment on option component of convertible bond
(15)
- 2 (15) 24
Finance costs and unwinding of obligations
(39)
(25) (28) (64) (61)
Share of equity accounted investments' profit (loss)
19
23 (97) 41 (88)
Profit (loss) before taxation
418
48 (35) 465 (180)
Taxation
7
(113)
(39) (61) (152) (46)
Profit (loss) after taxation from continuing operations
304
9 (96) 313 (226)
Discontinued operations
Profit from discontinued operations
-
- 24 - 24
Profit (loss) for the period
304
9 (72) 313 (202)
Allocated as follows:
Equity shareholders
299
- (87) 299 (229)
Minority interest
5
9 15 14 27
304
9 (72) 313 (202)
Basic profit (loss) per ordinary share (cents)
1
Profit (loss) from continuing operations
83
- (39) 83 (90)
Profit from discontinued operations
-
- 9 - 8
Profit (loss)
83
- (31) 83 (81)
Diluted profit (loss) per ordinary share (cents)
2
Profit (loss) from continuing operations
83
- (39) 83 (90)
Profit from discontinued operations
-
- 9 - 8
Profit (loss)
83
- (31) 83 (81)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Profit (loss) for the period
2,348
92 (55) 2,440 (3,777)
Exchange differences on translation of foreign operations
(2,401)
176 (526) (2,225) 4,173
Net loss on cash flow hedges reported in gold sales
322
530 523 852 1,017
Net gain (loss) on cash flow hedges
321
(171) 64 150 (763)
Hedge ineffectiveness on cash flow hedges
7
36 (15) 43 (2)
Realised gains (losses) on hedges of capital items
36
(15) - 21 -
Deferred taxation thereon
(176)
(91) (156) (267) (64)
510
289 416 799 188
Net (loss) gain on available for sale financial assets
(47)
83 6 36 (67)
Release on disposal of available for sale financial assets
-
- (6) - (6)
Deferred taxation thereon
(1)
(3) (1) (4) 16
(48)
80 (1) 32 (57)
Actuarial loss recognised
-
- - - -
Deferred taxation thereon
-
- - - (3)
-
- - - (3)
Other comprehensive (expense) income for the period net of tax
(1,939)
545 (111) (1,394) 4,301
Total comprehensive income (expense) for the period net of tax
409
637 (166) 1,046 524
Allocated as follows:
Equity shareholders
361
540 (293) 901 306
Minority interest
48
97 127 145 218
409
637 (166) 1,046 524
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Profit (loss) for the period
304
9 (72) 313 (202)
Exchange differences on translation of foreign operations
290
(16) 72 274 (76)
Net loss on cash flow hedges reported in gold sales
39
54 67 93 133
Net gain (loss) on cash flow hedges
33
(17) 10 16 (100)
Hedge ineffectiveness on cash flow hedges
2
3 (2) 5 -
Realised gains (losses) on hedges of capital items
4
(2) - 2 -
Deferred taxation thereon
(24)
(9) (20) (33) (8)
54
29 55 83 25
Net (loss) gain on available for sale financial assets
(4)
8 - 4 (9)
Release on disposal of available for sale financial assets
-
- (1) - (1)
Deferred taxation thereon
-
- - - 2
(4)
8 (1) 4 (8)
Actuarial loss recognised
-
- - - -
Deferred taxation thereon
-
- - - -
-
- - - -
Other comprehensive income (expense) for the period net of tax
340
21 126 361 (59)
Total comprehensive income (expense) for the period net of tax
644
30 54 674 (261)
Allocated as follows:
Equity shareholders
639
20 38 659 (289)
Minority interest
5
10 16 15 28
644
30 54 674 (261)
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2009
2009
2008
2008
SA Rand million
Note
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
37,111
41,404 41,081 53,040
Intangible assets
1,264
1,408 1,403 3,491
Investments in associates and equity accounted joint ventures
1,805
2,897 2,814 2,447
Other investments
820
704 625 633
Inventories
2,432
2,884 2,710 2,445
Trade and other receivables
696
716 585 584
Derivatives
15
- - -
Deferred taxation
390
477 475 533
Other non-current assets
31
36 32 281
44,564
50,525 49,725 63,454
Current assets
Inventories
5,212
5,877 5,663 5,206
Trade and other receivables
3,534
1,827 2,076 1,847
Derivatives
3,551
4,744 5,386 4,810
Current portion of other non-current assets
2
2 2 2
Cash restricted for use
487
443 415 547
Cash and cash equivalents
17,768
5,874 5,438 3,661
30,554
18,767 18,980 16,072
Non-current assets held for sale
669
9,104 7,497 10
31,223
27,871 26,477 16,082
TOTAL ASSETS
75,787
78,396 76,202 79,536
EQUITY AND LIABILITIES
Share capital and premium 10
37,547
37,513 37,336 22,495
Retained earnings and other reserves
(13,570)
(13,995) (14,380) (5,931)
Minority interests
792
893 790 637
Total equity
24,768
24,411 23,746 17,200
Non-current liabilities
Borrowings
12,857
9,147 8,224 7,361
Environmental rehabilitation and other provisions
3,492
3,934 3,860 3,853
Provision for pension and post-retirement benefits
1,279
1,299 1,293 1,247
Trade, other payables and deferred income
111
115 99 68
Derivatives
1,215
- 235 350
Deferred taxation
6,032
6,153 5,838 7,925
24,986
20,648 19,549 20,804
Current liabilities
Current portion of borrowings
7,846
9,745 10,046 10,093
Trade, other payables and deferred income
4,014
4,683 4,946 12,437
Derivatives
13,011
17,376 16,426 18,126
Taxation
1,098
803 1,033 876
25,969
32,607 32,451 41,532
Non-current liabilities held for sale
64
731 456 -
26,033
33,338 32,907 41,532
Total liabilities
51,019
53,986 52,456 62,336
TOTAL EQUITY AND LIABILITIES
75,787
78,396 76,202 79,536
Net asset value - cents per share
6,916
6,818 6,643 6,101
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2009
2009
2008
2008
Restated Restated Restated
US Dollar million
Note
Unaudited Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
4,813
4,320 4,345 6,771
Intangible assets
164
147 148 446
Investments in associates and equity accounted joint ventures
234
302 298 313
Other investments
106
73 66 81
Inventories
315
301 287 312
Trade and other receivables
90
75 62 75
Derivatives
2
- - -
Deferred taxation
51
50 50 68
Other non-current assets
4
4 3 36
5,780
5,271 5,259 8,101
Current assets
Inventories
676
613 599 665
Trade and other receivables
458
190 220 236
Derivatives
461
495 570 614
Current portion of other non-current assets
-
- - -
Cash restricted for use
63
46 44 70
Cash and cash equivalents
2,305
613 575 467
3,963
1,957 2,008 2,051
Non-current assets held for sale
87
950 793 1
4,050
2,907 2,801 2,052
TOTAL ASSETS
9,830
8,178 8,060 10,153
EQUITY AND LIABILITIES
Share capital and premium 10
5,508
5,503 5,485 3,624
Retained earnings and other reserves
(2,398)
(3,049) (3,057) (1,509)
Minority interests
103
93 83 81
Total equity
3,212
2,547 2,511 2,196
Non-current liabilities
Borrowings
1,668
954 870 940
Environmental rehabilitation and other provisions
453
410 408 492
Provision for pension and post-retirement benefits
166
135 137 159
Trade, other payables and deferred income
14
12 11 9
Derivatives
158
- 25 45
Deferred taxation
782
642 617 1,012
3,241
2,153 2,068 2,656
Current liabilities
Current portion of borrowings
1,018
1,017 1,063 1,288
Trade, other payables and deferred income
521
489 524 1,588
Derivatives
1,687
1,813 1,737 2,314
Taxation
142
84 109 112
3,368
3,402 3,433 5,301
Non-current liabilities held for sale
8
76 48 -
3,376
3,478 3,481 5,301
Total liabilities
6,617
5,631 5,549 7,957
TOTAL EQUITY AND LIABILITIES
9,830
8,178 8,060 10,153
Net asset value - cents per share
897
711 702 779
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
6,928
6,404 7,991 13,332 14,527
Payments to suppliers and employees
(5,135)
(3,726) (7,352) (8,861) (12,025)
Cash generated from operations
1,793
2,678 639 4,471 2,502
Cash utilised by discontinued operations
-
- (16) - (16)
Dividend received from equity accounted investments
421
173 342 594 342
Taxation paid
(340)
(423) (430) (764) (749)
Cash utilised for hedge book settlements
-
- (749) - (774)
Net cash inflow (outflow) from operating activities
1,874
2,427 (215) 4,301 1,305
Cash flows from investing activities
Capital expenditure
(2,189)
(2,387) (2,348) (4,576) (4,265)
Proceeds from disposal of tangible assets
7,156
17 21 7,173 243
Proceeds from disposal of assets of discontinued operations
-
- 77 - 78
Other investments acquired
(33)
(160) (78) (193) (344)
Associates acquired
(9)
- - (9) -
Proceeds on disposal of associate
-
- 396 - 396
Associates' loans repaid
3
1 - 3 31
Proceeds from disposal of investments
60
165 105 225 312
Decrease (increase) in cash restricted for use
10
(104) (119) (94) (168)
Interest received
88
98 99 186 185
Loans advanced
(1)
- - (1) (3)
Repayment of loans advanced
1
1 1 1 -
Net cash inflow (outflow) from investing activities
5,086
(2,370) (1,846) 2,716 (3,536)
Cash flows from financing activities
Proceeds from issue of share capital
15
114 21 130 86
Share issue expenses
(6)
(4) - (11) -
Proceeds from borrowings
7,092
10,938 1,903 18,030 3,107
Repayment of borrowings
(1,003)
(10,135) (33) (11,138) (187)
Finance costs paid
(245)
(410) (30) (655) (280)
Advanced proceeds from rights offer
-
- 6 - 6
Dividends paid
-
(178) (49) (178) (202)
Net cash inflow from financing activities
5,853
325 1,818 6,178 2,531
Net increase (decrease) in cash and cash equivalents
12,813
382 (243) 13,195 300
Translation
(919)
54 56 (865) 115
Cash and cash equivalents at beginning of period
5,874
5,438 3,848 5,438 3,246
Cash and cash equivalents at end of period
17,768
5,874 3,661 17,768 3,661
Cash generated from operations
Profit (loss) before taxation
3,263
476 225 3,739 (3,642)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(525)
1,621 (244) 1,095 5,036
Amortisation of tangible assets
1,095
1,261 1,102 2,356 2,122
Finance costs and unwinding of obligations
322
252 213 573 466
Environmental, rehabilitation and other expenditure
(27)
16 (27) (11) 58
Operating special items
(733)
60 (273) (672) (355)
Amortisation of intangible assets
4
6 4 10 8
Deferred stripping
(263)
(313) 36 (575) (154)
Fair value adjustment on option components of convertible bond
123
- (12) 123 (183)
Interest receivable
(92)
(97) (101) (190) (181)
Share of equity accounted investments' (profit) loss
(160)
(223) 770 (383) 699
Other non-cash movements
(285)
84 134 (202) 116
Movements in working capital
(928)
(464) (1,189) (1,393) (1,489)
1,793
2,678 639 4,471 2,502
Movements in working capital
Decrease (increase) in inventories
1,153
(440) (677) 713 (2,117)
Decrease (increase) in trade and other receivables
131
(337) (126) (206) (512)
(Decrease) increase in trade and other payables
(2,212)
313 (386) (1,899) 1,140
(928)
(464) (1,189) (1,393) (1,489)
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2009
2009
2008
2009
2008
Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
811
646 1,026 1,457 1,897
Payments to suppliers and employees
(575)
(378) (937) (953) (1,593)
Cash generated from operations
236
268 89 504 304
Cash utilised by discontinued operations
-
- (2) - (2)
Dividend received from equity accounted investments
59
18 43 77 44
Taxation paid
(40)
(43) (56) (83) (101)
Cash utilised for hedge book settlements
-
- (94) - (94)
Net cash inflow (outflow) from operating activities
255
243 (20) 498 151
Cash flows from investing activities
Capital expenditure
(257)
(241) (303) (499) (558)
Proceeds from disposal of tangible assets
893
2 3 895 32
Proceeds from disposal of assets of discontinued operations
-
- 10 - 10
Other investments acquired
(5)
(16) (10) (21) (45)
Associates acquired
(1)
- - (1) -
Proceeds on disposal of associate
-
- 50 - 50
Associates' loans repaid
-
- - - 4
Proceeds from disposal of investments
8
17 13 25 41
Decrease (increase) in cash restricted for use
1
(10) (16) (9) (23)
Interest received
11
10 13 20 23
Loans advanced
-
- - - -
Repayment of loans advanced
-
- - - -
Net cash inflow (outflow) from investing activities
650
(239) (241) 411 (466)
Cash flows from financing activities
Proceeds from issue of share capital
3
12 3 14 11
Share issue expenses
(1)
- - (1) -
Proceeds from borrowings
856
1,105 247 1,961 407
Repayment of borrowings
(111)
(1,024) (4) (1,135) (25)
Finance costs paid
(31)
(41) (3) (72) (37)
Advanced proceeds from rights offer
-
- 1 - 1
Dividends paid
-
(18) (6) (18) (25)
Net cash inflow from financing activities
716
33 236 749 332
Net increase (decrease) in cash and cash equivalents
1,621
37 (25) 1,658 16
Translation
71
1 16 72 (26)
Cash and cash equivalents at beginning of period
613
575 475 575 477
Cash and cash equivalents at end of period
2,305
613 467 2,305 467
Cash generated from operations
Profit (loss) before taxation
418
48 (35) 465 (180)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(81)
164 37 84 365
Amortisation of tangible assets
130
127 142 258 278
Finance costs and unwinding of obligations
39
25 28 64 61
Environmental, rehabilitation and other expenditure
(3)
2 (3) (1) 7
Operating special items
(92)
6 (36) (85) (47)
Amortisation of intangible assets
1
1 - 1 1
Deferred stripping
(31)
(32) 3 (62) (20)
Fair value adjustment on option components of convertible bond
15
- (2) 15 (24)
Interest receivable
(11)
(10) (13) (21) (24)
Share of equity accounted investments' (profit) loss
(19)
(23) 97 (41) 88
Other non-cash movements
(36)
8 17 (28) 15
Movements in working capital
(94)
(49) (146) (144) (217)
236
268 89 504 304
Movements in working capital
Increase in inventories
(74)
(34) (115) (108) (164)
Increase in trade and other receivables
(44)
(32) (23) (76) (39)
Increase (decrease) in trade and other payables
24
17 (8) 41 (14)
(94)
(49) (146) (144) (217)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
capital &
capital
Retained
hedge
sale
(losses)
translation
Minority
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2007 - restated
22,371
714 (5,524) (1,634) 59 (108) 326 16,204 429 16,633
(Loss) profit for the period (3,988) (3,988) 211 (3,777)
Comprehensive income (expense) 181 (57) (3) 4,173 4,294 7 4,301
Total comprehensive (expense) income
-                                -             (3,988)              181                 (57)                  (3)            4,173                 306                218                 524
Shares issued
124
124 124
Share-based payment for share awards 186 186 186
Dividends paid (148) (148) (148)
Dividends of subsidiaries - (53) (53)
Transfers to other reserves 12 (12) - -
Translation (3) (107) (1) 2 (109) 43 (66)
Balance at June 2008 - restated
22,495 909 (9,672) (1,560) 1 (109) 4,499 16,563 637 17,200
Balance at December 2008 - restated
37,336
799 (22,879) (1,008) (18) (347) 9,073 22,956 790 23,746
Profit for the period 2,305 2,305 135 2,440
Comprehensive income (expense) 789 32 (2,225) (1,404) 10 (1,394)
Total comprehensive income (expense)
-                              -               2,305                 789                  32                     -            (2,225)                901                145              1,046
Shares issued
211
211 211
Share-based payment for share awards 70 70 70
Dividends paid (178) (178) (178)
Translation (11) 20 5 2 16 (143) (127)
Balance at June 2009
37,547 858 (20,752) (199) 19 (345) 6,848 23,976 792 24,768
US Dollar million
Balance at December 2007 - restated
3,608
105 (1,020) (240) 9 (16) (67) 2,379 63 2,442
(Loss) profit for the period (229) (229) 27 (202)
Comprehensive income (expense) 24 (8) (76) (60) 1 (59)
Total comprehensive (expense) income
-                              -                 (229)                24                    (8)                    -                (76)              (289)                  28              (261)
Shares issued
16
16 16
Share-based payment for share awards 24 24 24
Dividends paid (18) (18) (18)
Dividends of subsidiaries - (7) (7)
Transfers to other reserves 2 (2) - -
Translation (15) 17 (1) 2 3 (3) -
Balance at June 2008 - restated
3,624 116 (1,269) (199) - (14) (143) 2,115 81 2,196
Balance at December 2008 - restated
5,485
85 (2,368) (107) (2) (37) (628) 2,428 83 2,511
Profit for the period 299 299 14 313
Comprehensive income 82 4 274 360 1 361
Total comprehensive income -                              -                  299                  82                     4                     -                274                 659                   15                 674
Shares issued 23 23 23
Share-based payment for share awards 8 8 8
Dividends paid (18) (18) (18)
Translation 18 (1) - (8) 9 5 14
Balance at June 2009
5,508 111 (2,087) (26) 2 (45) (354) 3,109 103 3,212
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and six months ended 30 June 2009
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
Southern Africa
3,391
3,045 3,141 6,437 5,675
404
307 404 712 739
Rest of Africa
1,701
1,482 3,435 3,182 5,389
202
150 439 352 697
Australia
(1)
(104)
626 92 522 819
(13)
63 14 50 110
South America
1,205
1,122 299 2,327 1,372
145
113 40 258 182
North America
288
243 782 531 1,151
35
24 100 59 148
6,481
6,518 7,749 12,999 14,406
773
658 997 1,431 1,876
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gross profit (loss) adjusted for
the gain (loss) on unrealised non-
hedge derivatives and other
commodity contracts
Southern Africa
1,186
1,684 (3,111) 2,868 (2,076)
143
170 (389) 313 (257)
Rest of Africa
645
557 (2,257) 1,202 (1,862)
78
56 (284) 134 (231)
Australia
234
96 (680) 330 (536)
28
10 (86) 38 (66)
South America
552
484 (692) 1,036 (331)
67
49 (87) 116 (39)
North America
193
222 (314) 415 (157)
23
22 (39) 46 (18)
Other
54
85 145 142 148
8
9 19 16 19
Sub-total
2,864
3,128 (6,909) 5,993 (4,814)
347
316 (866) 663 (592)
Less equity accounted investments
(353)
(364) 627 (718) 443
(42)
(37) 79 (79) 55
2,511
2,764 (6,282) 5,275 (4,371)
305
279 (787) 584 (537)
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Adjusted gross profit (loss)
normalised for accelerated
settlement of non-hedge
derivatives
Southern Africa
1,186
1,684 1,092 2,868 2,127
143
170 140 313 273
Rest of Africa
645
557 308 1,202 704
78
56 40 134 93
Australia
234
96 56 330 201
28
10 7 38 27
South America
552
484 245 1,036 606
67
49 32 116 79
North America
193
222 132 415 289
23
22 17 46 38
Other
54
85 20 142 22
8
9 3 16 3
Sub-total
2,864
3,128 1,853 5,993 3,948
347
316 239 663 513
Less equity accounted investments
(353)
(364) (117) (718) (301)
(42)
(37) (15) (79) (39)
2,511
2,764 1,736 5,275 3,647
305
279 224 584 474
Rounding of figures may result in computational discrepancies.
SA Rand million
AngloGold Ashanti has implemented IFRS8 “Operating Segments” with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.
US Dollar million
Quarter ended
Six months  ended
Quarter ended
Six months ended
(1)
The gold loss for Australia is due to the differing accounting treatment of normal sale exempted contracts and realised non-hedge derivatives. Normal sale exempted contracts are disclosed under "gold income" whilst realised non-hedge derivatives are disclosed under "non-hedge derivative and other commodity contracts". On an aggregated basis the loss on "gold income" and the significant gain on the "non-hedge derivatives" resulted in a total gold price received of $892/oz.
Quarter ended
Six months ended
Quarter ended
Six months ended
SA Rand million US Dollar million
SA Rand million US Dollar million
Quarter ended
Six months ended
Quarter ended
Six months ended

Segmental reporting (continued)
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
(1)
Southern Africa
14,011
14,954 17,370 28,965 33,337
450
481 558 931 1,072
Rest of Africa
12,006
10,649 12,170 22,655 24,168
386
342 391 728 777
Australia
2,928
3,041 3,529 5,969 7,236
94
98 114 192 233
South America
4,488
3,926 4,066 8,414 7,814
144
126 131 271 251
North America
1,617
1,736 1,849 3,353 3,639
52
56 59 108 117
35,050
34,306 38,984 69,356 76,194
1,127
1,103 1,253 2,230 2,450
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
(1)
Southern Africa
821
692 686 1,513 1,225
95
70 88 165 160
Rest of Africa
316
377 523 693 801
37
38 68 75 105
Australia
538
940 824 1,478 1,627
66
95 106 161 213
South America
346
286 261 632 476
40
29 34 69 62
North America
190
79 50 269 140
21
8 6 29 18
Other
17
7 13 23 18
2
1 2 3 3
2,228
2,381 2,357 4,608 4,287
261
241 304 502 561
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2009
2009
2008
2008
2009
2008
2008
2008
Restated
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Total assets
Southern Africa
20,775
20,741 20,244 20,376
2,695
2,164 2,141 2,601
Rest of Africa
20,627
25,555 24,405 33,114
2,675
2,666 2,581 4,227
Australia
12,395
14,053 12,936 12,632
1,608
1,466 1,368 1,613
South America
8,564
10,583 10,386 8,473
1,111
1,104 1,098 1,082
North America
4,757
5,594 5,422 4,351
617
584 573 555
Other
9,167
2,783 3,658 1,278
1,189
290 388 163
76,285
79,309 77,051 80,225
9,894
8,274 8,149 10,241
Less equity accounted investments
(498)
(913) (849) (688)
(65)
(96) (89) (88)
Total assets
75,787
78,396 76,202 79,536
9,830
8,178 8,060 10,153
Rounding of figures may result in computational discrepancies.
kg
SA Rand million
oz (000)
Six months ended
Quarter ended
Six months ended
Quarter ended
US Dollar million
(1)
Gold production and capital expenditure includes equity accounted investments.
SA Rand million US Dollar million
Six months ended
Quarter ended
Six months ended
Quarter ended

Notes
for the quarter and six months ended 30 June 2009
1.      Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised
International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – “Presentation of Financial Statements” and IFRS8 “Operating
Segments”. As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a Statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental Reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2009.
2.      Revenue
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun                Jun                 Jun                Jun                Mar
            Jun
            Jun
             Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated
Restated
Unaudited      Unaudited    Unaudited        Unaudited         Unaudited   Unaudited       Unaudited      Unaudited       Unaudited       Unaudited
SA Rand million US Dollar million
Gold income
6,481
6,518
7,749             12,999              14,406
773
658 997 1,431 1,876
By-products (note 3)
244
208
100                   452                  226                30
21 13 51 29
Interest received
92
97
101                  190                   181               11
10 13 21 24
6,817
6,824
7,950             13,641              14,813
814
689 1,023 1,503 1,929
3.
Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar                Jun
Jun
Jun
Jun
Mar              Jun                 Jun                Jun
2009             2009               2008
2009
2008
2009
2009             2008                 2009               2008
Restated
Restated
Unaudited      Unaudited      Unaudited      Unaudited        Unaudited      Unaudited     Unaudited       Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,280)
(4,628)           (3,864)
(8,909) (7,376)
(507)
(467)              (498)              (976)             (962)
By-products revenue (note 2)
244
208
             100                  452                 226                    30
21 13 51 29
By-products cash operating costs
(105)
(96)              (86)
(201) (164)
(13)
(10)                (11)                (22)                (22)
(4,141)
(4,516)           (3,850)
(8,658) (7,314)
(490)
(456)              (496)              (947)              (955)
Other cash costs
(182)
(207)             (156)
(389) (361)
(22)
(21)                (21)                (42)                (47)
Total cash costs
(4,323)
(4,723)           (4,006)
(9,046) (7,675)
(512)
(477)              (517)              (989)
(1,003)
Retrenchment costs
(40)
(14)              (15)
(55) (42)
(5)
(1)                 (2)                  (6)                 (5)
Rehabilitation and other non-cash
costs
(32)
(59)              (16)
(91) (119)
(4)
(6)                 (2)
(10)               (15)
Production costs
(4,395)
(4,796)          (4,037)
(9,192) (7,836)
(521)
(484)              (521)
(1,005) (1,023)
Amortisation of tangible assets
(1,095)
(1,261)          (1,102)
(2,356) (2,122)
(130)
(127)              (142)             (258)               (278)
Amortisation of intangible assets
(4)
(6)               (4)
(10) (8)
(1)
(1)                   -
(1) (1)
Total production costs
(5,495)
(6,063)          (5,143)
(11,558) (9,966)
(652)
(612)              (663)
(1,264) (1,302)
Inventory change
282
442
            249                   725                484                     34
44 31 79 63
(5,212)
(5,621)          (4,894)
(10,833) (9,482)
(617)
(568)               (632)
(1,185) (1,239)
Rounding of figures may result in computational discrepancies.

4.
Gain (loss) on non-hedge derivatives and other commodity contracts
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar                 Jun
Jun
Jun
Jun
Mar               Jun                Jun                Jun
2009              2009               2008
2009
2008
2009
2009               2008               2009               2008
Restated
Restated
Unaudited      Unaudited       Unaudited       Unaudited      Unaudited     Unaudited       Unaudited     Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Gain (loss) on realised non-hedge
derivatives
1,243
1,867 (1,119) 3,109 (1,278)
149
189 (142) 338 (164)
Realised loss on other commodity
contracts
-
- (253) - (253)
-
- (32) - (32)
Loss on accelerated settlement of
non-hedge derivatives
-
- (7,765) - (7,765)
-
- (979) - (979)
Gain (loss) on unrealised non-hedge
derivatives
540
(1,662)              7,673             (1,122)
2,210
82
(168)                 899
               (86)                 547
Unrealised gain on other commodity
physical borrowings
-
- 22 - 25
-
- 3 - 3
Provision reversed for gain on future
deliveries of other commodities
-
- 18 - 37
-
- 2 - 5
1,783
205 (1,425) 1,987 (7,024)
231
20 (248) 252 (620)
5.
Other operating expenses
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar                  Jun
Jun
Jun
Jun
Mar                 Jun               Jun               Jun
2009              2009                2008
2009
2008
2009
2009                 2008              2009              2008
Restated
Restated
Unaudited      Unaudited        Unaudited       Unaudited     Unaudited        Unaudited     Unaudited       Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(24)
(24)                (24)
(48) (48)
(3)
(2)                   (3)                 (5)                 (6)
Claims filed by former employees in
respect of loss of employment,
work-related accident injuries and
diseases, governmental fiscal
claims and costs of old tailings
operations
(24)
(26)                (27)
(51)
33                     (3)
(3)                  (3)                 (6)                     5
Miscellaneous
(3)
- 3 (3) (1)
-
- - - (1)
(51)
(50)                (48)
(102) (16)
(6)
(5)                  (6)
(11)                   (2)
6.
Operating special items
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun              Mar                  Jun
Jun
Jun
Jun
Mar               Jun                Jun                Jun
2009               2009                2008
2009
2008
2009
2009               2008               2009               2008
Restated
Restated
Unaudited        Unaudited      Unaudited      Unaudited      Unaudited        Unaudited     Unaudited     Unaudited     Unaudited       Unaudited
SA Rand million US Dollar million
Reimbursement (under provision) of
indirect tax expenses
12
(3)                 49                     9                   76                       2
- 6 1 10
Siguiri royalty payment calculation
dispute with the Guinean
Administration
-
- - - (27)
-
- - - (4)
ESOP and BEE costs resulting
from rights offer
- - (76) - (76)
-
- (10) - (10)
Impairment of tangible assets (note 8)
-
- (1) - (3)
-
- - - -
Loss on consignment stock
(116)
- - (116) -
(15)
- - (15) -
Provision for bad debt - Pamodzi Gold
(3)
(63)                     -
(66)
-                      -
(6)                     -
(6)                     -
Profit on disposal and abandonment
of land, mineral rights, tangible
assets and exploration properties
(note 8)
(1)
839
6
               272                844                  356                 105
1 35 105 46
Insurance claim recovery (note 8)
7
- - 7 -
1
- - 1 -
Profit on disposal of investment in
associate (note 8)
-
- 29 - 29
-
- 4 - 4
739
(60)                273                  679                355                     92
(6) 36 86 47
(1)
AngloGold Ashanti concluded the sale of its indirect 33.3% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont
Mining Corporation resulting in a profit on disposal of $107m (R859m).
Rounding of figures may result in computational discrepancies.

7. Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar                 Jun
Jun
Jun
Jun
Mar              Jun                 Jun                 Jun
2009              2009                2008
2009
2008
2009
2009              2008                 2009               2008
Restated
Restated
Unaudited       Unaudited       Unaudited     Unaudited        Unaudited      Unaudited     Unaudited      Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
South African taxation
Mining tax
(108)
- 252 (108) -
(13)
- 31 (13) (1)
Non-mining tax
(126)
(30)                 (5)
(156) (46)
(15)
(3)                 (1)                 (18)                  (7)
Under provision prior year
(13)
(16)               (28)
(29) (51)
(2)
(2)                 (4)                   (3)                  (6)
Deferred taxation:
Temporary differences
12
(322)                890                (310)
859
2
(33)                112                  (30)                108
Unrealised non-hedge derivatives
and other commodity contracts
(238)
168 (1,458) (71) (746)
(30)
17
             (183)                 (13)               (95)
Change in statutory tax rate
-
- - - 69
-
- - - 9
(473)
(200)               (349)
(673)
86                 (58)
(20)                (44)                (78)                    8
Foreign taxation
Normal taxation
(1)
(379)
(137)               (158)
(516) (336)
(46)
(14)                 (21)                (59)               (45)
(Under) over provision prior year
(3)
(11)                     -
(14)
36                      -
(1)                     -
(1)                   5
Deferred taxation:
Temporary differences
(155)
(48)                121               (203)
(17)
(21)
(5)                   15
                (26)                 (3)
Unrealised non-hedge derivatives
and other commodity contracts
94
13 (85) 106 (92)
12
1 (11) 13 (12)
(442)
(183)               (122)
(626) (409)
(55)
(18)                 (16)               (74)                (54)
Total taxation
(915)
(384)                (471)
(1,299) (323)
(113)
(39)                 (61)              (152)               (46)
(1)
Includes taxation of $25m (R200m) relating to the sale of its indirect 33.3% joint venture interest in the Boddington Gold Mine in Western Australia to
Newmont Mining Corporation.
8.
Headline earnings (loss)
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun               Mar                Jun
Jun
Jun
Jun
Mar                Jun              Jun                  Jun
2009                2009              2008
2009
2008
2009
2009                2008              2009                2008
Restated
Restated
Unaudited         Unaudited     Unaudited     Unaudited       Unaudited       Unaudited      Unaudited      Unaudited     Unaudited       Unaudited
SA Rand million US Dollar million
The profit (loss) attributable to
equity shareholders has been
adjusted by the following to arrive
at headline earnings (loss):
Profit (loss) attributable to equity
shareholders
2,304
1 (176) 2,305 (3,988)
299
- (87) 299 (229)
Impairment of tangible assets
(note 6)
-
- 1 - 3
-
- - - -
Profit on disposal and abandonment
of land, mineral rights, tangible
assets and exploration properties
(note 6)
(839)
(6)               (272)
(844) (356)
(105)
(1)                (35)              (105)                (46)
Insurance claim recovery (note 6)
(7)
- - (7) -
(1)
- - (1) -
Profit on disposal of investment in
associate (note 6)
-
- (29) - (29)
-
- (4) - (4)
Profit on disposal of discontinued
assets
-
- (217) - (217)
-
- (27) - (27)
Impairment of investment in
associates
3
1 13 5 14
-
- 2 1 2
Loss (profit) on disposal of assets
in associate
-
- (23) - (23)
-
- (3) - (3)
Taxation on items above – current
portion
201
4 3 205 5
26
1 - 25 1
Taxation on items above – deferred
portion
(32)
(1)                  (7)
(32)
4 (4)
-
                 (1)                  (4)                     -
Discontinued operations taxation on
items above
-
- (6) - (6)
-
- (1) - (1)
Headline earnings (loss)
1,631
- (713) 1,631 (4,593)
215
- (156) 215 (307)
Cents per share
(1)
Headline earnings (loss)
455
- (252) 455 (1,626)
60
- (55) 60 (109)
(1) Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.
Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun                    Jun                      Jun
2009
2009
2008                     2009                     2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000          400,000,000           400,000,000          600,000,000         400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000               4,280,000
            4,280,000
           4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000                2,000,000
            2,000,000
           2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000                5,000,000
            5,000,000
          5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
354,241,602           354,135,912         277,894,808
        354,241,602
       277,894,808
E ordinary shares in issue
3,879,290
3,927,894 4,042,865
     3,879,290
     4,042,865
Total ordinary shares:
358,120,892          358,063,806         281,937,673
       358,120,892
       281,937,673
A redeemable preference shares
2,000,000
2,000,000              2,000,000
2,000,000
2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
354,198,056          353,635,884           277,825,711
353,918,523 277,742,234
E ordinary shares
3,896,280
3,940,464               4,064,751
3,918,250 4,093,776
Fully vested options
551,521
805,303 607,752 670,465 630,553
Weighted average number of shares
358,645,857           358,381,651          282,498,214
358,507,238 282,466,563
Dilutive potential of share options
897,098
- - 907,306 -
Diluted number of ordinary shares
(1)
359,542,955            358,381,651          282,498,214
359,414,544 282,466,563
(1) The basic and diluted number of ordinary shares is the same for the March 2009 quarter, June 2008 quarter and six months ended June 2008 as the effects of shares for performance related options are anti-dilutive.
10. Share capital and premium
As at
As at
Jun
Mar
Dec
Jun
Jun             Mar                 Dec               Jun
2009
2009
2008
2008
2009              2009                2008              2008
Restated         Restated       Restated
Unaudited       Unaudited      Unaudited       Unaudited      Unaudited     Unaudited      Unaudited      Unaudited
SA Rand million US Dollar million
Balance at beginning of period
38,248
38,248              23,324            23,324              5,625
5,625 3,752 3,752
Ordinary shares issued
202                               173             14,946
113
22
17 1,875 15
E ordinary shares cancelled
(11)
(5) (22) (12)
(1)
(1)               (3)                   (2)
Sub-total
38,439
  38,416             38,248            23,425              5,645
5,642 5,625 3,765
Redeemable preference shares
held within the group
(313)
(313) (313) (313)
(53)
(53)              (53)                (53)
Ordinary shares held within the group
(264)
(270) (273) (281)
(38)
(39)              (40)                (40)
E ordinary shares held within group
(315)
(321) (326) (335)
(46)
(47)              (47)                (48)
Balance at end of period
37,547
  37,513            37,336            22,495               5,508
5,503 5,485 3,624
11. Exchange rates
Jun
Mar
Dec
Jun
2009
2009
2008
2008
Unaudited        Unaudited     Unaudited      Unaudited
ZAR/USD average for the year to date
9.18
9.90 8.25 7.64
ZAR/USD average for the quarter
8.40
9.90 9.92 7.76
ZAR/USD closing
7.71
9.59 9.46 7.83
ZAR/AUD average for the year to date
6.49
6.58 6.93 7.08
ZAR/AUD average for the quarter
6.42
6.58 6.67 7.32
ZAR/AUD closing
6.21
6.60 6.57 7.54
BRL/USD average for the year to date
2.20
2.31 1.84 1.70
BRL/USD average for the quarter
2.07
2.31 2.28 1.65
BRL/USD closing
1.96
2.33 2.34 1.59
ARS/USD average for the year to date
3.63
3.54 3.16 3.14
ARS/USD average for the quarter
3.73
3.54 3.33 3.12
ARS/USD closing
3.80
3.71 3.45 3.03
Rounding of figures may result in computational discrepancies.

12. Capital commitments
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2009                2009                 2008              2008                2009
             2009
             2008
             2008
Unaudited       Unaudited        Unaudited     Unaudited       Unaudited     Unaudited       Unaudited      Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
1,333
1,721 775
2,709                    173
180 82 346
(1) Includes capital commitments relating to equity accounted joint ventures
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
13.     Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 30 June 2009 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.
Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.
Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate OroAfrica (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m) (31 March
2009: R100m, $10m). The suretyship agreements have a termination notice period of 90 days.
Rehabilitation obligation – Australia – With effect from 26 June 2009 the sales agreement for the 33.3% Boddington joint venture (BJV) to Newmont Mining Corporation (Newmont) was effective. The BJV operated tenements have rehabilitation obligations and such obligations will cease when the tenements titles are legally transferred to Newmont, as the sole owner of the BJV, fulfils the rehabilitation obligation for the AngloGold Ashanti registered tenements.
Newmont has unconditionally and irrecoverably guaranteed the due and punctual performance of the rehabilitation obligations and agreed to indemnify AngloGold Ashanti for any claims or liabilities that may arise from the AngloGold
Ashanti registered tenements.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás
State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The MSG
operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $41m (31 March 2009: attributable $35m).
Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $25m (31 March 2009:
attributable $21m). The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $8m (31 March 2009:
attributable $6m).
Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração, Mineração Serra Grande and São Bento
Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $16m (31 March 2009: attributable $14m).
14.    Concentration of risk
The previously reported concentration of risk relating to the reimbursable value added tax and fuel duties due by the
Government of Mali was addressed by the protocol entered with the Government of Mali in March 2009 by the management of Sadiola and Yatela. The protocol provides for the repayment of the outstanding amounts audited to the end of June 2008. Management at Morila continues to apply the provisions of the article in the establishment convention which allows for the offset of taxes due against taxes payable.
At the end of June 2009 a total attributable amount of $16m (31 March 2009: attributable $29m) was outstanding ($3m at Sadiola, $11m at Yatela and $2m at Morila). Subsequent to the quarter end an attributable amount of $9m was refunded to Yatela.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•
Reimbursable value added tax due from the Tanzanian government amounts to $17m at 30 June 2009
(31 March 2009: $16m). The last audited value added tax return was for the period ended 31 May 2009 and at the balance sheet date was $16m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.8%.
•
Reimbursable fuel duties from the Tanzanian government amounts to $44m at 30 June 2009 (31 March
2009: $39m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $41m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $3m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
15.    Change in accounting policy
Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS31 “Interests in Joint Ventures” the group previously proportionately consolidated jointly controlled entities. During 2008 the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information is this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.

In terms of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management’s judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange. The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:
Share capital and premium - US Dollar million
2008                    2007
Previously at closing rate 3,425 3,292
Restated at historical rate 3,752 3,713
Impact on translation
327                       421
16.    Borrowings
AngloGold Ashanti’s borrowing are interest bearing.
17.    Post balance sheet events
During July 2009, AngloGold Ashanti continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position. The strength of the Company’s balance sheet and management’s view of a robust macroeconomic environment for gold, resulted in the accelerated settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled delivery for the second quarter, reduced the total committed ounces to 4.45Moz at 25 July 2009, from 5.84Moz at
31 March 2009, the end of the first quarter. The restructure was funded from available cashflows, resulting in a net cash outflow of approximately $797m, which will be reflected in the Company’s financial statements for the third quarter ending 30 September 2009.
The majority of the ounces affected by the abovementioned restructure were designated as Normal Purchase
Normal Sale Exempted (‘NPSE’) contracts, allowing them to be accounted for off balance sheet. As a consequence, International Accounting Standard (‘IAS’) 39 ‘Financial Instruments: Recognition and measurement’, now require all of the contracts that were previously classified as NPSE to be re-designated as non-hedge derivatives, accounted for at fair value on the balance sheet with adjustments accounted for through the income statement. Based on the fair values as at 30 June 2009, the income statement impact of this re-designation is estimated to be approximately $1.1bn, of which approximately $0.5bn remains unrealised as at 25 July 2009. The effects of this re-designation will be reflected in the third quarter, ending 30 September 2009, financial statements.
18.    Announcements
On 9 April 2009, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and Mr J H Mensah are to retire from the board at the close of the annual general meeting held on 15 May 2009, while Prof L W Nkuhlu resigned from the board on 5 May 2009, following the filing with the SEC of its 2008 annual report on Form 20-F.
On 18 May 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold
Ashanti Limited. The net proceeds of the offering will be used to refinance AngloGold Ashanti’s debt facilities and for general corporate purposes.
On 25 May 2009, AngloGold Ashanti announced that Professor Wiseman Nkuhlu would re-join the board of
AngloGold Ashanti, and was appointed chairman of the audit and corporate governance committee, with effect from
1 June 2009.
On 25 May 2009, AngloGold Ashanti gave notice of the seismic events at its Savuka mine in South Africa. A further announcement was made on 10 June 2009 in which it was reported that the sub-shaft barrel below 100 level had been damaged, together with shaft installations on 101 and 102 levels resulting in only a low volume of production from the main shaft area for the remainder of the second quarter.
On 10 June 2009, AngloGold Ashanti Limited and Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.

On 26 June 2009, AngloGold Ashanti announced that the sale of its 33.33 percent interest in Boddington Gold
Mine to Newmont Mining Corporation had been completed. In terms of the agreement, as announced on
27 January 2009, AngloGold Ashanti received payment of $750 million in cash. A further $240 million will be settled on 31 December 2009 by way of cash, or Newmont shares or a combination of cash and shares. All refunds and reimbursements between the Company and Newmont have been settled.
On 14 July 2009, AngloGold Ashanti announced that it had resumed the export of gold from its Siguiri mine in
Guinea. The Government of Guinea had placed a temporary embargo on the export of gold for a month, which was lifted at the end of June 2009. The company has agreed the advanced payment of $10 million to the Government of the company’s future environmental rehabilitation obligations, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri Mine and that the payment be offset against the balance of the company’s future environmental liabilities.
On 16 July 2009 AngloGold Ashanti announced that it had entered into a series of agreements with Randgold
Resources Limited, which, upon the successful closing of Randgold Resources’ proposed acquisition of 100% of the issued share capital and outstanding options and warrants of Moto Goldmines Limited, will result in AngloGold
Ashanti acquiring an indirect 50% interest in Moto for approximately $244 million in cash plus a 50% share in certain other transaction related liabilities and expenses. This was followed by a further announcement on 27 July
2009 in which AngloGold Ashanti noted that Randgold had entered into an irrevocable commitment to implement the proposed transaction. The Moto board had determined that the proposed Randgold transaction constituted a
“superior proposal” to that made by Red Back Mining Inc on 1 June 2009 and amended effective 26 June 2009.
19.     Dividend
The directors have today declared Interim Dividend No. 106 of 60 (Interim Dividend No. 104: 50) South African
cents per ordinary share for the six months ended 30 June 2009. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2009
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 13 August
Last date to trade ordinary shares cum dividend Friday, 14 August
Last date to register transfers of certificated securities cum dividend Friday, 14 August
Ordinary shares trade ex dividend Monday, 17 August
Record date Friday, 21 August
Payment date Friday, 28 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of Strate, between Monday, 17 August 2009 and Friday, 21 August 2009, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2009
Ex dividend on New York Stock Exchange Wednesday, 19 August
Record date Friday, 21 August
Approximate date for currency conversion Friday, 28 August
Approximate payment date of dividend Tuesday 8 September
Assuming an exchange rate of R7.8850/$, the dividend payable per ADS is equivalent to 7.61 US cents. This compares with the final dividend of 4.99 US cents per ADS paid on 23 March 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2009
Last date to trade and to register GhDSs cum dividend Friday, 14 August
GhDSs trade ex dividend Monday, 17 August
Record date Friday, 21 August
Approximate payment date of dividend Monday, 31 August
Assuming an exchange rate of R1/¢0.1890, the dividend payable per GhDS is equivalent to 0.1134 cedis. This compares with the final dividend of 0.06565 cedis per Ghanaian Depositary Share (GhDS) paid on 16 March 2009.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In
Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
In addition, directors declared Dividend No. E6 of 30 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 28 August 2009.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
29 July 2009

Non-GAAP
disclosure
A
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 8)
1,631
- (713) 1,631 (4,593)
215
- (156) 215 (307)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(540)
1,662 (7,713) 1,122 (2,272)
(82)
168 (904) 86 (555)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts
144
(180) 1,543 (36) 957
18
(18) 194 - 122
Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity
contracts
-
- 17 - 30
-
- 2 - 4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts
-
- 1 - (2)
-
- - - -
Fair value adjustment on option component of convertible bond
123
- (12) 123 (183)
15
- (2) 15 (24)
Headline earnings (loss) adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity contracts
and fair value adjustments on convertible bond
(1)
1,359
1,482 (6,876) 2,840 (6,063)
167
150 (866) 317 (761)
Cents per share
(2)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
(1)
379
414 (2,434) 792 (2,146)
47
42 (307) 88 (269)
(1)
-
-
-
-
-
-
-
(2)
B
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other
commodity
Gross profit (loss)
3,051
1,102 1,431 4,153 (2,099)
387
111 117 498 18
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(540)
1,662 (7,713) 1,122 (2,272)
(82)
168 (904) 86 (555)
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
2,511
2,764 (6,282) 5,275 (4,371)
305
279 (787) 584 (537)
Realised loss on other commodity contracts (note 4)
-
- 253 - 253
-
- 32 - 32
Loss on accelerated settlement of non-hedge derivatives (note 4)
-
- 7,765 - 7,765
-
- 979 - 979
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives
2,511
2,764 1,736 5,275 3,647
305
279 224 584 474
Rounding of figures may result in computational discrepancies.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL)
uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
SA Rand million US Dollar million
SA Rand million
The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Calculated on the basic weighted average number of ordinary shares.
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
Six months ended
Six months ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
The unrealised fair value change on the onerous uranium contracts.
Quarter ended
Six months ended
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts
Six months ended
Quarter ended

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
6,481
6,518 7,749 12,999 14,406
773
658 997 1,431 1,876
Adjusted for minority interests
(197)
(238) (339) (435) (603)
(24)
(24) (43) (48) (78)
6,284
6,280 7,410 12,564 13,803
749
634 954 1,383 1,798
Gain (loss) on realised non-hedge derivatives (note 4)
1,243
1,867 (1,119) 3,109 (1,278)
149
189 (142) 338 (164)
Loss on accelerated settlement of non-hedge derivatives (note 4)
-
- (7,765) - (7,765)
-
- (979) - (979)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
796
752 (241) 1,548 347
95
76 (29) 171 49
Attributable gold income including realised non-hedge derivatives
8,322
8,899 (1,715) 17,221 5,108
993
899 (196) 1,892 704
Attributable gold sold - kg / - oz (000)
34,459
32,584 38,704 67,043 75,802
1,108
1,048 1,244 2,155 2,437
Revenue price per unit - R/kg / - $/oz
241,505
273,109 (44,303) 256,862 67,390
897
858 (157) 878 289
Attributable gold income including realised non-hedge derivatives as above
8,322
8,899 (1,715) 17,221 5,108
993
899 (196) 1,892 704
Loss on accelerated settlement of non-hedge derivatives
-
- 7,765 - 7,765
-
- 979 - 979
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives
-
- 870 - 870
-
- 110 - 110
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives
8,322
8,899 6,920 17,221 13,743
993
899 893 1,892 1,793
Attributable gold sold - kg / - oz (000)
34,459
32,584 38,704 67,043 75,802
1,108
1,048 1,244 2,155 2,437
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz
241,505
273,109 178,796 256,862 181,303
897
858 717 878 736
D
Total costs
Total cash costs (note 3)
4,323
4,723 4,006 9,046 7,675
512
477 517 989 1,003
Adjusted for minority interests and non-gold producing companies
(214)
(214) (206) (427) (298)
(25)
(22) (26) (46) (39)
Associates' and equity accounted joint ventures share of total cash costs
376
347 418 722 732
45
35 54 79 96
Total cash costs adjusted for minority interests and non-gold producing companies
4,485
4,856 4,218 9,341 8,109
532
490 544 1,022 1,060
Retrenchment costs (note 3)
40
14 15 55 42
5
1 2 6 5
Rehabilitation and other non-cash costs (note 3)
32
59 16 91 119
4
6 2 10 15
Amortisation of tangible assets (note 3)
1,095
1,261 1,102 2,356 2,122
130
127 142 258 278
Amortisation of intangible assets (note 3)
4
6 4 10 8
1
1 - 1 1
Adjusted for minority interests and non-gold producing companies
(30)
(45) (52) (75) (88)
(4)
(5) (7) (8) (11)
Associate's and equity accounted joint ventures share of
production costs
48
50 81 98 145
6
5 11 11 18
Total production costs adjusted for minority interests
and non-gold producing companies
5,675
6,201 5,384 11,876 10,457
674
626 694 1,300 1,366
Gold produced - kg / - oz (000)
35,050
34,306 38,984 69,356 76,194
1,127
1,103 1,253 2,230 2,450
Total cash cost per unit - R/kg / -$/oz
127,956
141,552 108,195 134,681 106,429
472
445 434 458 433
Total production cost per unit - R/kg / -$/oz
161,909
180,751 138,115 171,229 137,238
598
568 554 583 558
E
EBITDA
Operating profit (loss)
3,171
391 1,111 3,562 (2,815)
406
39 77 445 (75)
Amortisation of tangible assets (note 3)
1,095
1,261 1,102 2,356 2,122
130
127 142 258 278
Amortisation of intangible assets (note 3)
4
6 4 10 8
1
1 - 1 1
Impairment of tangible assets (note 6)
-
- 1 - 3
-
- - - -
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)
(540)
1,662 (7,713) 1,122 (2,272)
(82)
168 (904) 86 (555)
Loss on realised other commodity contracts (note 4)
-
- 253 - 253
-
- 32 - 32
Loss on accelerated settlement of non-hedge derivatives (note 4)
-
- 7,765 - 7,765
-
- 979 - 979
Share of associates' EBITDA
343
401 202 744 445
40
41 26 81 58
Discontinued operations EBITDA
-
- (12) - (17)
-
- (2) - (2)
Profit on disposal and abandonment of assets (note 6)
(839)
(6) (272) (844) (356)
(105)
(1) (35) (105) (46)
Insurance claim recovery (note 6)
(7)
- - (7) -
(1)
- - (1) -
Profit on disposal of investment in associate (note 6)
-
- (29) - (29)
-
- (4) - (4)
3,228
3,716 2,411 6,943 5,107
390
375 311 765 665
Rounding of figures may result in computational discrepancies.
SA Rand million / Metric
Six months ended
US Dollar million / Imperial
Quarter ended
Quarter ended
Six months ended

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
3,228
3,716 2,411 6,943 5,107
390
375 311 765 665
Finance costs
322
252 213 573 466
39
25 28 64 61
Capitalised finance costs
66
68 64 134 109
8
7 8 15 14
388
320 277 707 575
47
32 37 79 75
Interest cover - times
8
12 9 10 9
8
12 8 10 9
G
Free cash flow
Net cash inflow from operating activities
1,874
2,427 (215) 4,301 1,305
255
243 (20) 498 151
Stay-in-business capital expenditure
(1,176)
(1,036) (1,118) (2,212) (1,962)
(136)
(105) (145) (241) (257)
698
1,391 (1,333) 2,089 (657)
119
138 (165) 257 (106)
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2009
2009
2008
2008
2009
2009
2008
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
24,768
24,411 23,746 17,200
3,212
2,547 2,511 2,196
Number of ordinary shares in issue - million (note 9)
358
358 357 282
358
358 357 282
Net asset value - cents per share
6,916
6,818 6,643 6,101
897
711 702 779
Total equity
24,768
24,411 23,746 17,200
3,212
2,547 2,511 2,196
Intangible assets
(1,264)
(1,408) (1,403) (3,491)
(164)
(147) (148) (446)
23,504
23,003 22,343 13,709
3,048
2,400 2,363 1,750
Number of ordinary shares in issue - million (note 9)
358
358 357 282
358
358 357 282
Net tangible asset value - cents per share
6,563
6,424 6,251 4,862
851
670 661 621
I
Net debt
Borrowings - long-term portion
12,857
9,147 8,224 7,361
1,668
954 870 940
Borrowings - short-term portion
7,846
9,745 10,046 10,093
1,018
1,017 1,063 1,288
Total borrowings
20,703
18,892 18,270 17,454
2,686
1,971 1,933 2,228
Corporate office lease
(256)
(259) (254) (252)
(33)
(27) (27) (32)
Unamortised portion on the convertible bond
894
- (38) 78
116
- (4) 10
Cash restricted for use
(487)
(443) (415) (547)
(63)
(46) (44) (70)
Cash and cash equivalents
(17,768)
(5,874) (5,438) (3,661)
(2,305)
(613) (575) (467)
Net debt
3,086
12,316 12,125 13,072
401
1,285 1,283 1,669
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
SA Rand million
Six months ended
Six months ended
Quarter ended
Quarter ended
US Dollar million

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / US Dollar
Great Noligwa 50 39 58 89 98 6 4 7 10 13
Kopanang 117 102 96 219 180 14 10 12 24 24
Moab Khotsong 196 184 164 380 307 23 19 21 41 40
Tau Lekoa 32 29 41 61 67 4 3 5 7 9
Surface Operations 5 - 2 5 2 1 - - 1 -
Mponeng 220 196 150 416 270 26 20 19 45 35
Savuka 30 21 24 50 44 3 2 3 5 6
TauTona 113 98 120 211 211 13 10 15 23 28
SOUTH AFRICA
763
669
654
1,432
1,178
88
68
84
156
154
Navachab 58 23 32 81 47 7 2 4 9 6
SOUTHERN AFRICA
821
692
686
1,513
1,225
95
70
88
165
160
Iduapriem 59 38 104 97 161 7 4 13 11 21
Obuasi 111 265 155 376 293 14 27 20 41 38
Siguiri - Attributable 85% 60 48 41 108 79 7 5 5 12 10
Morila - Attributable 40% 32 1 2 33 3 4 - - 4 -
Sadiola - Attributable 38% 5 3 3 7 9 1 - - 1 1
Yatela - Attributable 40% 1 (10) 5 (9) 9 - (1) 1 (1) 1
Geita 35 22 200 57 225 4 2 26 6 29
Minorities, exploration and other 13 10 13 24 22 - 1 3 1 5
REST OF AFRICA
316
377
523
693
801
37
38
68
75
105
Sunrise Dam 93 49 49 142 79 11 5 6 16 10
Boddington 444 891 774 1,335 1,546 55 90 100 145 202
Exploration 1 - 1 1 2 - - - - 1
AUSTRALIA
538
940
824
1,478
1,627
66
95
106
161
213
Cripple Creek & Victor 190 79 50 269 140 21 8 6 29 18
NORTH AMERICA
190
79
50
269
140
21
8
6
29
18
Cerro Vanguardia - Attributable 92.50% 12 15 28 27 63 1 2 4 3 8
AngloGold Ashanti Brasil Mineração
169 123 166 292 289 19 12 21 32 38
Serra Grande - Attributable 50% 80 72 31 152 58 9 7 4 17 8
Minorities, exploration and other 85 76 36 161 61 11 8 5 17 7
SOUTH AMERICA
346
286
261
632
476
40
29
34
69
62
OTHER
17
7
13
23
18
2
1
2
3
3
ANGLOGOLD ASHANTI
2,228
2,381
2,357
4,608
4,287
261
241
304
502
561
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Development
for the quarter ended 30 June 2009
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
C reef
269 58 37.5 26 959 1 38
Vaal reef
648 48 109.7 8.07 885 0.81 89.00
Kopanang Mine
Vaal reef
5,175 512 19.8 74.80 1,481 3.41 81.00
Tau Lekoa Mine
Ventersdorp Contact reef
1,730 346 91.5 7.17 656 - -
Moab Khotsong Mine
Vaal reef
3,634 374 141.6 19.89 2,816 1.06 145.00
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
373 30 128.8 5.57 717 0.04 6.00
Carbon Leader reef 2,647 22 10.8 213.61 2,307 4.18 46.00
Savuka Mine
Carbon Leader reef
708 36 100.3 53.18 5,334 - -
Mponeng Mine
Ventersdorp Contact reef
4,671 696 62.7 36.12 2,265 - -
AUSTRALIA
Sunrise Dam
801 801 - 2.09 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
1,422 368 - 6.37 - - -
Córrego do Sitio 2,178 835 - 4.10 - - -
Lamego 1,099 101 - 2.19 - - -
Serra Grande
Mina III
1,496 254 - 3.34 - - -
Mina Nova 33 - - - - - -
REST OF AFRICA
Obuasi
5,145 2,646 *530.0 8.25 4,373 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
SOUTHERN AFRICA - VAAL RIVER
Great Noligwa Mine
C reef
883 190 14.76 0.75 0.92 2.02 2.49
Vaal reef 2,126 157 43.2 0.24 0.85 1.62 5.83
Kopanang Mine
Vaal reef
16,978 1,680 7.8 2.18 1.42 6.82 4.43
Tau Lekoa Mine
Ventersdorp Contact reef
5,676 1,135 36.0 0.21 0.63 - -
Moab Khotsong Mine
Vaal reef
11,923 1,227 55.7 0.58 2.70 2.12 9.85
SOUTHERN AFRICA - WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
1,224 98 50.7 0.16 0.69 - -
Carbon Leader reef 8,684 72 4.3 6.23 2.21 8.36 2.96
Savuka Mine
Carbon Leader reef
2,323 118 39.5 1.55 5.10 - -
Mponeng Mine
Ventersdorp Contact reef
15,325 2,283 24.7 1.05 2.17 - -
AUSTRALIA
Sunrise Dam
2,628 2,628 - 0.06 - - -
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
4,667 1,207 - 0.19 - - -
Córrego do Sitio 7,146 2,741 - 0.12 - - -
Lamego 3,607 333 - 0.06 - - -
Serra Grande
Mina III
4,908 833 - 0.10 - - -
Mina Nova 108 - - - - - -
REST OF AFRICA
Obuasi
16,880 8,681
*208.7                      0.24
4.18 - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa
6.74
5.37
7.60
5.95
8.07
1,229
1,349
2,997
2,578
6,323
Kopanang
6.43
6.21
7.10
6.31
7.02
2,038
2,409
2,997
4,447
5,790
Moab Khotsong
9.23
9.48
9.05
9.37
9.61
1,475
2,028
881
3,503
1,644
Tau Lekoa
2.98
3.56
3.33
3.26
3.64
875
962
1,073
1,837
2,166
Surface Operations
0.52
0.59
0.30
0.56
0.33
1,319
1,416
573
2,735
1,243
Mponeng
8.75
9.58
10.50
9.13
10.24
4,362
3,967
4,974
8,329
9,067
Savuka
6.64
5.33
6.36
5.89
6.17
398
432
563
830
1,010
TauTona
1
6.95
7.61
9.18
7.26
8.96
1,904
1,822
2,811
3,726
5,122
SOUTH AFRICA
13,601
14,385
16,867
27,986
32,365
Navachab
1.20
1.61
1.46
1.41
1.38
410
569
503
979
972
SOUTHERN AFRICA
14,011
14,954
17,370
28,965
33,337
Iduapriem
1.84
1.71
1.61
1.78
1.71
1,460
1,147
1,423
2,607
2,894
Obuasi
1
5.20
4.45
4.15
4.82
4.17
3,129
2,862
2,465
5,990
5,183
Siguiri - Attributable 85%
1.10
1.19
1.35
1.15
1.33
2,490
2,499
2,682
4,989
5,583
Morila - Attributable 40%
2.46
2.92
3.25
2.68
3.19
1,071
1,228
1,415
2,299
2,672
Sadiola - Attributable 38%
2.67
3.12
3.55
2.87
3.37
1,100
1,113
1,411
2,213
2,546
Yatela
3
- Attributable 40%
4.45
2.73
3.48
3.61
2.80
790
421
465
1,211
997
Geita
1.67
1.50
2.24
1.60
1.93
1,967
1,379
2,309
3,346
4,293
REST OF AFRICA
12,006
10,649
12,170
22,655
24,168
Sunrise Dam
2
2.75
2.78
3.75
2.77
3.92
2,928
3,041
3,529
5,969
7,236
AUSTRALIA
2,928
3,041
3,529
5,969
7,236
Cerro Vanguardia - Attributable 92.50%
6.80
6.98
4.06
6.88
3.93
1,586
1,476
842
3,062
1,698
AngloGold Ashanti Brasil Mineração
1
6.95
6.43
7.72
6.68
7.24
2,282
2,121
2,530
4,404
4,781
Serra Grande
1
- Attributable 50%
4.58
3.65
7.47
4.18
7.33
620
328
693
949
1,334
SOUTH AMERICA
4,488
3,926
4,066
8,414
7,814
Cripple Creek & Victor
3
0.47
0.46
0.46
0.46
0.50
1,617
1,736
1,849
3,353
3,639
NORTH AMERICA
1,617
1,736
1,849
3,353
3,639
ANGLOGOLD ASHANTI
35,050
34,306
38,984
69,356
76,194
Underground Operations
6.33
6.22
7.08
6.27
7.02
18,424
18,857
21,444
37,281
41,608
Surface and Dump Reclamation
0.49
0.56
0.38
0.53
0.42
1,653
1,824
1,100
3,477
2,418
Open-pit Operations
1.92
1.99
2.25
1.95
2.17
12,430
11,406
13,879
23,836
27,118
Heap Leach Operations
4
0.71
0.57
0.64
0.64
0.65
2,543
2,219
2,561
4,762
5,050
35,050
34,306
38,984
69,356
76,194
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa 88 96 152 92 160 1,241 1,256 2,994 2,497 6,145
Kopanang 137 160 201 149 193 2,074 2,253 2,991 4,327 5,630
Moab Khotsong 146 202 161 174 155 1,501 1,903 887 3,404 1,596
Tau Lekoa 96 107 125 102 125 877 901 1,070 1,778 2,096
Surface Operations 1,884 1,997 847 1,941 929 1,314 1,327 567 2,641 1,212
Mponeng 275 256 310 266 285 4,497 3,543 4,858 8,040 8,713
Savuka 122 132 174 127 160 458 369 555 827 977
TauTona 191 179 242 185 212 1,994 1,590 2,739 3,584 4,929
SOUTH AFRICA
175
185
210
180
201
13,956
13,142
16,661
27,098
31,297
Navachab 231 368 365 295 363 382 573 506 956 967
SOUTHERN AFRICA
176
189
213
182
204
14,338
13,715
17,166
28,053
32,264
Iduapriem 543 453 550 499 559 1,394 1,292 1,471 2,686 2,930
Obuasi 220 213 175 217 183 3,178 2,805 2,452 5,982 5,121
Siguiri - Attributable 85% 532 617 659 572 673 1,554 2,346 2,482 3,900 5,367
Morila - Attributable 40% 1,407 938 899 1,110 862 1,076 1,153 1,542 2,229 2,825
Sadiola - Attributable 38% 756 791 988 773 869 1,260 1,076 1,412 2,337 2,749
Yatela - Attributable 40% 1,052 560 540 805 580 839 414 458 1,253 1,046
Geita 322 226 386 274 351 1,868 1,363 2,133 3,231 3,993
REST OF AFRICA
392
360
398
376
391
11,170
10,449
11,951
21,618
24,033
Sunrise Dam 2,270 2,304 2,983 2,287 2,928 3,054 2,945 3,698 6,000 7,281
AUSTRALIA
2,270
2,304
2,983
2,287
2,928
3,054
2,945
3,698
6,000
7,281
Cerro Vanguardia - Attributable 92.50% 759 702 390 730 403 1,624 1,106 858 2,729 2,316
AngloGold Ashanti Brasil Mineração 428 429 571 429 537 2,121 2,158 2,519 4,280 4,951
Serra Grande - Attributable 50% 568 305 738 437 719 552 421 670 973 1,291
SOUTH AMERICA
527
483
540
506
522
4,297
3,685
4,047
7,982
8,557
Cripple Creek & Victor 1,466 1,621 1,746 1,542 1,748 1,600 1,789 1,842 3,389 3,667
NORTH AMERICA
1,466
1,621
1,746
1,542
1,748
1,600
1,789
1,842
3,389
3,667
ANGLOGOLD ASHANTI
289
287
320
288
311
34,459
32,584
38,704
67,043
75,802
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / Metric
Great Noligwa 192,157 186,735 107,178 189,319 101,719 243,704 249,489 130,865 246,732 124,388
Kopanang 121,703 107,584 78,460 114,055 81,871 178,161 166,235 113,927 171,701 120,790
Moab Khotsong 118,589 93,120 127,206 103,844 134,030 216,816 168,658 185,103 188,935 179,238
Tau Lekoa 203,373 188,797 138,069 195,742 133,278 204,337 231,027 165,364 218,310 161,906
Surface Operations 86,621 66,734 136,341 76,328 108,860 90,534 71,151 144,314 80,502 117,146
Mponeng 82,105 77,520 56,689 79,921 58,686 99,581 94,484 76,840 97,153 79,588
Savuka 183,991 143,876 109,769 163,101 100,278 227,342 176,681 152,790 200,960 139,756
TauTona 118,926 122,643 84,434 120,744 88,352 177,529 173,718 123,478 175,665 123,857
SOUTH AFRICA
118,315
109,087
87,459
113,572
87,981
157,604
150,836
116,881
154,125
116,609
Navachab 194,309 145,453 149,421 165,905 134,355 217,534 163,586 161,796 186,170 152,605
SOUTHERN AFRICA
120,537
110,470
89,253
115,340
89,333
159,356
151,322
118,182
155,208
117,659
Iduapriem 143,017 170,086 123,016 154,931 116,202 157,223 190,908 143,725 172,049 139,811
Obuasi 159,942 222,941 152,565 190,037 138,855 203,304 273,155 203,889 236,673 193,812
Siguiri - Attributable 85% 121,537 156,700 108,248 139,150 106,862 138,327 173,970 124,373 156,180 126,655
Morila - Attributable 40% 138,329 131,403 106,319 134,629 103,009 150,906 143,832 125,377 147,127 121,820
Sadiola - Attributable 38% 131,696 100,400 101,844 115,953 100,157 151,615 123,397 137,998 137,420 134,077
Yatela - Attributable 40% 104,446 174,214 142,633 128,699 133,529 120,996 194,766 149,633 146,640 141,954
Geita 238,515 323,980 157,611 273,738 165,485 284,288 392,313 207,991 328,809 219,397
REST OF AFRICA
152,982
188,046
127,265
169,464
123,941
181,617
222,110
160,467
200,651
159,256
Sunrise Dam 136,004 182,648 137,877 159,765 124,201 162,688 225,777 164,025 194,827 149,346
AUSTRALIA
138,549
189,206
143,311
164,354
129,783
165,872
232,961
170,135
200,048
155,557
Cerro Vanguardia - Attributable 92.50% 93,072 127,374 217,167 109,611 174,406 130,795 162,697 243,507 146,176 204,585
AngloGold Ashanti Brasil Mineração 77,592 91,588 80,564 84,334 78,698 117,644 139,410 109,484 128,129 111,221
Serra Grande - Attributable 50% 110,967 158,853 76,679 127,536 73,559 143,236 205,445 99,533 164,762 96,895
SOUTH AMERICA
87,883
110,724
113,141
98,540
103,891
126,061
153,799
140,451
139,003
134,300
Cripple Creek & Victor 94,740 106,971 75,058 101,073 72,036 119,859 141,245 100,506 130,932 97,479
NORTH AMERICA
97,718
110,886
82,660
104,536
78,704
122,863
145,179
108,130
134,418
104,169
ANGLOGOLD ASHANTI
127,956
141,552
108,195
134,681
106,429
161,909
180,751
138,115
171,229
137,238
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa
(8)
35
(682)
27
(480)
(8)
35
168
27
371
Kopanang
124
247
(579)
370
(428)
124
247
197
370
348
Moab Khotsong
39
202
(236)
241
(225)
39
202
(3)
241
8
Tau Lekoa
28
39
(264)
67
(236)
28
39
26
67
54
Surface Operations
198
267
(112)
465
(58)
198
267
22
465
76
Mponeng
652
628
(608)
1,280
(205)
652
628
507
1,280
911
Savuka
4
39
(95)
43
(68)
4
39
16
43
44
TauTona
137
163
(467)
301
(332)
137
163
158
301
293
SOUTH AFRICA
1,174
1,621
(3,045)
2,795
(2,032)
1,174
1,621
1,091
2,795
2,104
Navachab
12
62
(66)
74
(44)
12
62
1
74
23
SOUTHERN AFRICA
1,186
1,684
(3,111)
2,868
(2,076)
1,186
1,684
1,092
2,868
2,127
Iduapriem
126
98
(262)
224
(183)
126
98
51
224
129
Obuasi
81
(7)
(572)
73
(560)
81
(7)
(59)
73
(47)
Siguiri - Attributable 85%
125
218
(248)
343
(91)
125
218
132
343
288
Morila - Attributable 40%
1
112
166
(243)
278
(161)
112
166
91
278
174
Sadiola - Attributable 38%
1
135
166
(345)
302
(260)
135
166
57
302
141
Yatela - Attributable 40%
1
107
32
(107)
139
(80)
107
32
26
139
54
Geita
(74)
(164)
(526)
(238)
(624)
(74)
(164)
(36)
(238)
(133)
Minorities, exploration and other
34
48
47
82
97
34
48
46
82
98
REST OF AFRICA
645
557
(2,257)
1,202
(1,862)
645
557
308
1,202
704
Sunrise Dam
244
118
(659)
361
(491)
244
118
78
361
246
Exploration and other
(9)
(22)
(22)
(31)
(45)
(9)
(22)
(22)
(31)
(45)
AUSTRALIA
234
96
(680)
330
(536)
234
96
56
330
201
Cerro Vanguardia - Attributable 92.50%
145
104
(193)
249
(134)
145
104
(48)
249
11
AngloGold Ashanti Brasil Mineração
285
288
(464)
573
(279)
285
288
183
573
368
Serra Grande - Attributable 50%
56
38
(85)
93
(30)
56
38
49
93
104
Minorities, exploration and other
66
54
50
121
112
66
54
61
121
123
SOUTH AMERICA
552
484
(692)
1,036
(331)
552
484
245
1,036
606
Cripple Creek & Victor
198
229
(300)
427
(133)
198
229
146
427
313
Other
(5)
(7)
(14)
(12)
(24)
(5)
(7)
(14)
(12)
(24)
NORTH AMERICA
193
222
(314)
415
(157)
193
222
132
415
289
OTHER
54
85
145
142
148
54
85
20
142
22
SUB-TOTAL
2,864
3,128
(6,909)
5,993
(4,814)
2,864
3,128
1,853
5,993
3,948
Less equity accounted investments
(353)
(364)
627
(718)
443
(353)
(364)
(117)
(718)
(301)
ANGLOGOLD ASHANTI
2,511
2,764
(6,282)
5,275
(4,371)
2,511
2,764
1,736
5,275
3,647
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedges derivative - Rm

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa
0.197
0.157
0.222
0.173
0.235
39
43
96
83
203
Kopanang
0.188
0.181
0.207
0.184
0.205
66
77
96
143
186
Moab Khotsong
0.269
0.276
0.264
0.273
0.280
47
65
28
113
53
Tau Lekoa
0.087
0.104
0.097
0.095
0.106
28
31
35
59
70
Surface Operations
0.015
0.017
0.009
0.016
0.010
42
46
18
88
40
Mponeng
0.255
0.279
0.306
0.266
0.299
140
128
160
268
292
Savuka
0.194
0.156
0.185
0.172
0.180
13
14
18
27
32
TauTona
1
0.203
0.222
0.268
0.212
0.261
61
59
91
120
165
SOUTH AFRICA
437
463
542
900
1,041
Navachab
0.035
0.047
0.042
0.041
0.040
13
18
16
31
31
SOUTHERN AFRICA
450
481
558
931
1,072
Iduapriem
0.054
0.050
0.047
0.052
0.050
47
37
46
84
93
Obuasi
1
0.152
0.130
0.121
0.141
0.122
101
92
79
193
167
Siguiri - Attributable 85%
0.032
0.035
0.039
0.033
0.039
80
80
86
160
179
Morila - Attributable 40%
0.072
0.085
0.095
0.078
0.093
34
39
46
74
86
Sadiola - Attributable 38%
0.078
0.091
0.104
0.084
0.098
35
36
45
71
82
Yatela
3
- Attributable 40%
0.130
0.080
0.102
0.105
0.082
25
14
15
39
32
Geita
0.049
0.044
0.065
0.047
0.056
63
44
74
108
138
REST OF AFRICA
386
342
391
728
777
Sunrise Dam
2
0.080
0.081
0.109
0.081
0.114
94
98
114
192
233
AUSTRALIA
94
98
114
192
233
Cerro Vanguardia - Attributable 92.50%
0.198
0.203
0.118
0.201
0.115
51
47
27
98
55
AngloGold Ashanti Brasil Mineração
1
0.203
0.187
0.225
0.195
0.211
73
68
82
142
154
Serra Grande
1
- Attributable 50%
0.134
0.106
0.218
0.122
0.214
20
11
22
31
43
SOUTH AMERICA
144
126
131
271
251
Cripple Creek & Victor
3
0.014
0.013
0.013
0.014
0.014
52
56
59
108
117
NORTH AMERICA
52
56
59
108
117
ANGLOGOLD ASHANTI
1,127
1,103
1,253
2,230
2,450
Undergound Operations
0.185
0.181
0.206
0.183
0.205
592
606
690
1,199
1,338
Surface and Dump Reclamation
0.014
0.016
0.011
0.015
0.012
53
59
35
112
78
Open-pit Operations
0.056
0.058
0.066
0.057
0.063
400
367
446
766
872
Heap leach Operations
4
0.021
0.017
0.019
0.019
0.019
82
71
82
153
162
1,127
1,103
1,253
2,230
2,450
3
The yield of Yatela and Cripple Creek reflects gold
placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
2
The yield of Sunrise Dam represents open-pit operations.
4
The yield is calculated on gold placed into leach
pad inventory / tonnes placed on to leach pad.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa 2.83 3.08 4.87 2.95 5.14 40 40 96 80 198
Kopanang 4.41 5.16 6.47 4.79 6.20 67 72 96 139 181
Moab Khotsong 4.69 6.51 5.18 5.60 4.98 48 61 29 109 51
Tau Lekoa 3.10 3.43 4.02 3.27 4.03 28 29 34 57 67
Surface Operations 60.57 64.20 27.22 62.40 29.85 42 43 18 85 39
Mponeng 8.84 8.24 9.97 8.54 9.16 145 114 156 258 280
Savuka 3.92 4.24 5.58 4.08 5.15 15 12 18 27 31
TauTona 6.13 5.76 7.78 5.94 6.82 64 51 88 115 158
SOUTH AFRICA
5.62
5.95
6.75
5.78
6.46
449
423
536
871
1,006
Navachab 7.43 11.83 11.75 9.48 11.67 12 18 16 31 31
SOUTHERN AFRICA
5.66
6.06
6.84
5.86
6.54
461
441
552
902
1,037
Iduapriem 17.47 14.55 17.68 16.05 17.98 45 42 47 86 94
Obuasi 7.08 6.84 5.64 6.97 5.89 102 90 79 192 165
Siguiri - Attributable 85% 17.10 19.85 21.19 18.37 21.65 50 75 80 125 173
Morila - Attributable 40% 45.24 30.14 28.91 35.69 27.70 35 37 50 72 91
Sadiola - Attributable 38% 24.30 25.42 31.75 24.86 27.93 41 35 45 75 88
Yatela - Attributable 40% 33.81 17.99 17.37 25.89 18.65 27 13 15 40 34
Geita 10.36 7.25 12.42 8.81 11.29 60 44 69 104 128
REST OF AFRICA
12.60
11.56
12.81
12.09
12.59
359
336
384
695
773
Sunrise Dam 72.99 74.06 95.90 73.53 94.15 98 95 119 193 234
AUSTRALIA
72.99
74.06
95.90
73.53
94.15
98
95
119
193
234
Cerro Vanguardia - Attributable 92.50% 24.39 22.56 12.53 23.47 12.95 52 36 28 88 74
AngloGold Ashanti Brasil Mineração 13.77 13.80 18.35 13.78 17.28 68 69 81 138 159
Serra Grande - Attributable 50% 18.26 9.80 23.74 14.06 23.12 18 14 22 31 42
SOUTH AMERICA
16.95
15.53
17.36
16.26
16.78
138
118
130
257
275
Cripple Creek & Victor 47.13 52.12 56.12 49.59 56.20 51 58 59 109 118
NORTH AMERICA
47.13
52.12
56.12
49.59
56.20
51
58
59
109
118
ANGLOGOLD ASHANTI 9.30
9.23
10.27
9.27
10.00
1,108
1,048
1,244
2,155
2,437
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
US Dollar / Imperial
Great Noligwa 708 587 432 644 415 898 784 527 838 508
Kopanang 446 338 316 388 334 655 522 458 583 492
Moab Khotsong 434 292 512 352 543 797 530 744 643 724
Tau Lekoa 751 593 554 669 541 756 726 663 740 659
Surface Operations 320 210 547 263 445 334 223 579 277 479
Mponeng 304 244 227 275 239 369 297 308 335 324
Savuka 683 452 440 563 408 843 555 613 693 568
TauTona 439 385 339 413 360 656 546 495 602 505
SOUTH AFRICA
436
343
352
388
358
582
474
469
526
475
Navachab 722 457 599 568 546 808 514 649 637 621
SOUTHERN AFRICA
444
347
359
394
364
588
475
475
530
479
Iduapriem 530 535 493 532 472 582 600 576 590 568
Obuasi 589 701 612 642 562 750 858 817 802 785
Siguiri - Attributable 85% 451 492 434 472 435 513 547 499 530 515
Morila - Attributable 40% 511 413 426 459 418 557 452 503 501 495
Sadiola - Attributable 38% 486 315 408 400 407 560 388 553 473 544
Yatela - Attributable 40% 386 547 573 442 546 447 612 601 504 581
Geita 872 1,018 630 932 670 1,040 1,232 832 1,119 889
REST OF AFRICA
564
591
510
576
503
670
698
643
683
646
Sunrise Dam 503 574 553 539 503 601 709 658 656 606
AUSTRALIA
512
594
575
554
526
613
732
682
673
631
Cerro Vanguardia - Attributable 92.50% 344 400 870 371 710 485 511 976 498 833
AngloGold Ashanti Brasil Mineração 287 288 323 287 320 435 438 439 437 452
Serra Grande - Attributable 50% 409 499 307 440 299 528 646 399 569 394
SOUTH AMERICA
325
348
453
335
422
467
483
563
474
546
Cripple Creek & Victor 351 336 301 343 293 445 444 403 444 396
NORTH AMERICA
362
348
331
355
319
456
456
434
456
423
ANGLOGOLD ASHANTI 472
445
434
458
433
598
568
554
583
558
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa
(1)
4
(86)
3
(60)
(1)
4
21
3
48
Kopanang
15
25
(73)
40
(53)
15
25
25
40
44
Moab Khotsong
5
20
(30)
25
(28)
5
20
-
25
1
Tau Lekoa
3
4
(33)
7
(30)
3
4
3
7
7
Surface Operations
24
27
(14)
51
(7)
24
27
3
51
10
Mponeng
79
63
(75)
142
(23)
79
63
65
142
118
Savuka
-
4
(12)
4
(9)
-
4
2
4
6
TauTona 17
16
(58)
33
(41)
17
16
20
33
38
SOUTH AFRICA
141
163
(381)
305
(251)
141
163
140
305
271
Navachab
2
6
(8)
8
(5)
2
6
-
8
3
SOUTHERN AFRICA
143
170
(389)
313
(257)
143
170
140
313
273
Iduapriem
15
10
(33)
25
(22)
15
10
7
25
17
Obuasi
10
(1)
(72)
9
(71)
10
(1)
(8)
9
(6)
Siguiri - Attributable 85%
15
22
(31)
37
(10)
15
22
17
37
38
Morila - Attributable 40%
1
13
17
(30)
30
(19)
13
17
12
30
23
Sadiola - Attributable 38%
1
16
17
(43)
33
(32)
16
17
7
33
18
Yatela - Attributable 40%
1
13
3
(14)
16
(10)
13
3
3
16
7
Geita
(8)
(17)
(66)
(25)
(79)
(8)
(17)
(4)
(25)
(17)
Minorities, exploration and other
4
5
5
9
13
4
5
6
9
13
REST OF AFRICA
78
56
(284)
134
(231)
78
56
40
134
93
Sunrise Dam
29
12
(83)
41
(60)
29
12
10
41
33
Exploration and other
(1)
(2)
(3)
(3)
(6)
(1)
(2)
(3)
(3)
(6)
AUSTRALIA
28
10
(86)
38
(66)
28
10
7
38
27
Cerro Vanguardia - Attributable 92.50%
18
11
(24)
28
(17)
18
11
(6)
28
1
AngloGold Ashanti Brasil Mineração
35
29
(58)
64
(33)
35
29
24
64
48
Serra Grande - Attributable 50%
7
4
(11)
11
(3)
7
4
6
11
14
Minorities, exploration and other
7
5
6
13
14
7
5
8
13
16
SOUTH AMERICA
67
49
(87)
116
(39)
67
49
32
116
79
Cripple Creek & Victor
24
23
(37)
47
(15)
24
23
19
47
41
Other
(1)
(1)
(2)
(1)
(3)
(1)
(1)
(2)
(1)
(3)
NORTH AMERICA
23
22
(39)
46
(18)
23
22
17
46
38
OTHER
8
9
19
16
19
8
9
3
16
3
SUB-TOTAL
347
316
(866)
663
(592)
347
316
239
663
513
Less equity accounted investments
(42)
(37)
79
(79)
55
(42)
(37)
(15)
(79)
(39)
ANGLOGOLD ASHANTI 305
279
(787)
584
(537)
305
279
224
584
474
1
Equity accounted investments.
Rounding of figures may result in computational discrepancies.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
35 43 70 78 147 375 465 752 840 1,587
Milled - 000 tonnes / - 000 tons 182 251 394 434 783 201 277 435 478 863
Yield - g/t / - oz/t 6.74 5.37 7.60 5.95 8.07 0.197 0.157 0.222 0.173 0.235
Gold produced - kg / - oz (000) 1,229 1,349 2,997 2,578 6,323 39 43 96 83 203
Gold sold - kg / oz (000) 1,241 1,256 2,994 2,497 6,145 40 40 96 80 198
Total cash costs - R / - $ - ton milled 1,296 1,002 814 1,126 821 139 92 96 112 98
- R/kg / - $/oz - produced 192,157 186,735 107,178 189,319 101,719 708 587 432 644 415
Total production costs - R/kg / - $/oz - produced 243,704 249,489 130,865 246,732 124,388 898 784 527 838 508
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 135 127 178 131 172 4.34 4.08 5.71 4.21 5.54
Actual - g / - oz 88 96 152 92 160 2.83 3.08 4.87 2.95 5.14
Target - m
2
/ - ft
2
4.08 3.85 5.01 3.96 4.73 43.92 41.40 53.93 42.66 50.89
Actual - m
2
/ - ft
2
2.50 3.06 3.53 2.78 3.73 26.88 32.98 38.03 29.94 40.11
FINANCIAL RESULTS (MILLION)
Gold income
296 279 569 574 1,105 35 28 73 63 144
Cost of sales 304 313 389 617 764 36 32 50 68 100
Cash operating costs 235 251 320 485 640 28 25 41 53 84
Other cash costs 1 1 1 3 3 - - - - -
Total cash costs 236 252 321 488 643 28 25 42 53 84
Retrenchment costs 3 5 5 8 11 - 1 1 1 1
Rehabilitation and other non-cash costs 1 1 3 2 4 - - - - 1
Production costs 240 258 328 498 658 28 26 43 54 86
Amortisation of tangible assets 60 79 64 138 128 7 8 8 15 17
Inventory change 4 (24) (3) (19) (22) - (2) - (2) (3)
(8) (34) 181 (43) 341 (1) (3) 23 (4) 44
Realised non-hedge derivatives and other commodity contracts - 70 (863) 70 (821) - 7 (109) 7 (104)
(8) 35 (682) 27 (480) (1) 4 (86) 3 (60)
Add back accelerated settlement of non-hedge derivatives - - 736 - 736 - - 93 - 93
Add realised loss on other commodity contracts - - 115 - 115 - - 14 - 14
(8) 35 168 27 371 (1) 4 21 3 48
Capital expenditure 50 39 58 89 98 6 4 7 10 13
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit normalised for accelerated
settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
77 97 105 173 204 824 1,043 1,128 1,867 2,192
Milled - 000 tonnes / - 000 tons 317 388 422 705 824 349 428 465 777 909
Yield - g/t / - oz/t 6.43 6.21 7.10 6.31 7.02 0.188 0.181 0.207 0.184 0.205
Gold produced - kg / - oz (000) 2,038 2,409 2,997 4,447 5,790 66 77 96 143 186
Gold sold - kg / oz (000) 2,074 2,253 2,991 4,327 5,630 67 72 96 139 181
Total cash costs - R / - $ - ton milled 783 668 557 720 575 84 61 65 71 68
- R/kg / - $/oz - produced 121,703 107,584 78,460 114,055 81,871 446 338 316 388 334
Total production costs - R/kg / - $/oz - produced 178,161 166,235 113,927 171,701 120,790 655 522 458 583 492
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 209 211 210 210 191 6.70 6.80 6.75 6.75 6.16
Actual - g / - oz 137 160 201 149 193 4.41 5.16 6.47 4.79 6.20
Target - m
2
/ - ft
2
7.63 7.58 7.53 7.61 7.07 82.18 81.60 81.08 81.89 76.06
Actual - m
2
/ - ft
2
5.15 6.45 7.03 5.81 6.78 55.49 69.46 75.71 62.51 72.99
FINANCIAL RESULTS (MILLION)
Gold income
490 499 578 988 1,021 58 50 74 108 133
Cost of sales 367 374 344 742 682 43 38 44 81 89
Cash operating costs 246 258 234 504 471 29 26 30 55 62
Other cash costs 2 2 1 3 3 - - - - -
Total cash costs 248 259 235 507 474 29 26 30 55 62
Retrenchment costs 3 3 3 6 7 - - - 1 1
Rehabilitation and other non-cash costs 2 2 3 4 4 - - - - -
Production costs 253 264 241 517 485 30 27 31 56 64
Amortisation of tangible assets 110 136 101 247 214 13 14 13 27 28
Inventory change 4 (26) 2 (22) (18) - (3) - (2) (2)
122 124 234 246 339 15 13 30 27 43
Realised non-hedge derivatives and other commodity contracts 1 122 (814) 124 (767) - 12 (103) 13 (97)
124 247 (579) 370 (428) 15 25 (73) 40 (53)
Add back accelerated settlement of non-hedge derivatives - - 669 - 669 - - 84 - 84
Add realised loss on other commodity contracts - - 107 - 107 - - 13 - 13
124 247 197 370 348 15 25 25 40 44
Capital expenditure 117 102 96 219 180 14 10 12 24 24
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
21 35 15 55 27 224 373 166 597 288
Milled - 000 tonnes / - 000 tons 160 214 97 374 171 176 236 107 412 189
Yield - g/t / - oz/t 9.23 9.48 9.05 9.37 9.61 0.269 0.276 0.264 0.273 0.280
Gold produced - kg / - oz (000) 1,475 2,028 881 3,503 1,644 47 65 28 113 53
Gold sold - kg / - oz (000) 1,501 1,903 887 3,404 1,596 48 61 29 109 51
Total cash costs - R / - $ - ton milled 1,094 883 1,152 973 1,288 117 81 135 96 152
- R/kg / - $/oz - produced 118,589 93,120 127,206 103,844 134,030 434 292 512 352 543
Total production costs - R/kg / - $/oz - produced 216,816 168,658 185,103 188,935 179,238 797 530 744 643 724
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 197 198 161 198 142 6.35 6.35 5.18 6.35 4.57
Actual - g / - oz 146 202 161 174 155 4.69 6.51 5.18 5.60 4.98
Target - m
2
/ - ft
2
3.60 3.50 3.54 3.55 3.00 38.79 37.63 38.14 38.22 32.24
Actual - m
2
/ - ft
2
2.06 3.46 2.82 2.76 2.52 22.15 37.24 30.33 29.66 27.15
FINANCIAL RESULTS (MILLION)
Gold income
357 421 172 778 291 42 43 22 85 38
Cost of sales 319 320 163 640 286 38 32 21 70 37
Cash operating costs 174 188 111 361 219 20 19 14 39 29
Other cash costs 1 1 1 3 1 - - - - -
Total cash costs 175 189 112 364 220 21 19 14 40 29
Retrenchment costs 2 1 - 3 1 - - - - -
Rehabilitation and other non-cash costs 2 2 5 4 5 - - 1 - 1
Production costs 178 192 117 370 227 21 19 15 40 30
Amortisation of tangible assets 141 151 46 292 68 17 15 6 32 9
Inventory change - (22) - (22) (9) - (2) - (2) (1)
38 101 9 139 5 5 10 1 15 1
Realised non-hedge derivatives and other commodity contracts 1 101 (245) 102 (230) - 10 (31) 10 (29)
39 202 (236) 241 (225) 5 20 (30) 25 (28)
Add back accelerated settlement of non-hedge derivatives - - 201 - 201 - - 25 - 25
Add realised loss on other commodity contracts - - 32 - 32 - - 4 - 4
39 202 (3) 241 8 5 20 - 25 1
Capital expenditure 196 184 164 380 307 23 19 21 41 40
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
61 56 62 117 118 658 605 672 1,263 1,275
Milled - 000 tonnes / - 000 tons 294 270 322 564 594 324 298 355 622 655
Yield - g/t / - oz/t 2.98 3.56 3.33 3.26 3.64 0.087 0.104 0.097 0.095 0.106
Gold produced - kg / - oz (000) 875 962 1,073 1,837 2,166 28 31 35 59 70
Gold sold - kg / oz (000) 877 901 1,070 1,778 2,096 28 29 34 57 67
Total cash costs - R / - $ - ton milled 605 673 460 638 486 65 62 54 64 58
- R/kg / - $/oz - produced 203,373 188,797 138,069 195,742 133,278 751 593 554 669 541
Total production costs - R/kg / - $/oz - produced 204,337 231,027 165,364 218,310 161,906 756 726 663 740 659
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 142 143 157 142 144 4.57 4.58 5.04 4.58 4.61
Actual - g / - oz 96 107 125 102 125 3.10 3.43 4.02 3.27 4.03
Target - m
2
/ - ft
2
7.66 7.52 8.15 7.59 7.56 82.47 80.96 87.71 81.72 81.36
Actual - m
2
/ - ft
2
6.73 6.24 7.26 6.49 6.86 72.47 67.18 78.20 69.84 73.79
FINANCIAL RESULTS (MILLION)
Gold income
208 197 216 405 389 25 20 28 45 51
Cost of sales 181 208 177 389 339 22 21 23 43 44
Cash operating costs 177 181 147 358 287 21 18 19 39 38
Other cash costs 1 1 1 2 1 - - - - -
Total cash costs 178 182 148 360 289 21 18 19 39 38
Retrenchment costs 4 1 2 4 3 - - - 1 -
Rehabilitation and other non-cash costs - - 1 - 1 - - - - -
Production costs 182 183 151 364 292 22 18 19 40 38
Amortisation of tangible assets (3) 40 27 37 58 - 4 3 4 8
Inventory change 2 (14) (1) (12) (12) - (1) - (1) (2)
27 (11) 39 16 50 3 (1) 5 2 6
Realised non-hedge derivatives and other commodity contracts 1 50 (303) 51 (286) - 5 (38) 5 (36)
28 39 (264) 67 (236) 3 4 (33) 7 (30)
Add back accelerated settlement of non-hedge derivatives - - 290 - 290 - - 37 - 37
28 39 26 67 54 3 4 3 7 7
Capital expenditure 32 29 41 61 67 4 3 5 7 9
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,539 2,386 1,892 4,926 3,733 2,799 2,631 2,085 5,430 4,115
Yield - g/t / - oz/t 0.52 0.59 0.30 0.56 0.33 0.015 0.017 0.009 0.016 0.010
Gold produced - kg / - oz (000) 1,319 1,416 573 2,735 1,243 42 46 18 88 40
Gold sold - kg / - oz (000) 1,314 1,327 567 2,641 1,212 42 43 18 85 39
Total cash costs - R / - $ - ton milled 45 40 41 42 36 5 4 5 4 4
- R/kg / - $/oz - produced 86,621 66,734 136,341 76,328 108,860 320 210 547 263 445
Total production costs - R/kg / - $/oz - produced 90,534 71,151 144,314 80,502 117,146 334 223 579 277 479
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,301 1,303 615 1,302 757 41.84 41.88 19.78 41.86 24.34
Actual - g / - oz 1,884 1,997 847 1,941 929 60.57 64.20 27.22 62.40 29.85
FINANCIAL RESULTS (MILLION)
Gold income
313 287 112 600 225 37 29 14 66 30
Cost of sales 117 94 80 212 141 14 10 10 23 19
Cash operating costs 114 94 78 209 135 14 10 10 23 18
Other cash costs - - - - - - - - - -
Total cash costs 114 94 78 209 135 14 10 10 23 18
Retrenchment costs - - - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - - - -
Production costs 114 94 78 209 135 14 10 10 23 18
Amortisation of tangible assets 5 6 5 11 10 1 1 1 1 1
Inventory change (2) (6) (2) (9) (5) - (1) - (1) (1)
195 193 32 388 84 23 19 4 43 11
Realised non-hedge derivatives and other commodity contracts 2 75 (143) 77 (142) - 8 (18) 8 (18)
198 267 (112) 465 (58) 24 27 (14) 51 (7)
Add back accelerated settlement of non-hedge derivatives - - 134 - 134 - - 17 - 17
198 267 22 465 76 24 27 3 51 10
Capital expenditure 5 - 2 5 2 1 - - 1 -
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
91 75 94 167 177 984 811 1,007 1,794 1,906
Milled - 000 tonnes / - 000 tons 498 414 474 912 885 549 456 522 1,006 976
Yield - g/t / - oz/t 8.75 9.58 10.50 9.13 10.24 0.255 0.279 0.306 0.266 0.299
Gold produced - kg / - oz (000) 4,362 3,967 4,974 8,329 9,067 140 128 160 268 292
Gold sold - kg / - oz (000) 4,497 3,543 4,858 8,040 8,713 145 114 156 258 280
Total cash costs - R / - $ - ton milled 719 743 595 730 601 78 68 70 73 71
- R/kg / - $/oz - produced 82,105 77,520 56,689 79,921 58,686 304 244 227 275 239
Total production costs - R/kg / - $/oz - produced 99,581 94,484 76,840 97,153 79,588 369 297 308 335 324
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 272 264 272 268 256 8.73 8.50 8.74 8.62 8.22
Actual - g / - oz 275 256 310 266 285 8.84 8.24 9.97 8.54 9.16
Target - m
2
/ - ft
2
5.67 5.45 5.44 5.56 5.29 61.05 58.69 58.52 59.87 56.89
Actual - m
2
/ - ft
2
5.76 4.86 5.83 5.32 5.56 62.02 52.37 62.74 57.25 59.87
FINANCIAL RESULTS (MILLION)
Gold income
1,059 770 881 1,829 1,517 127 78 113 205 197
Cost of sales 446 335 375 781 696 53 34 48 87 91
Cash operating costs 356 306 280 662 529 42 31 36 73 69
Other cash costs 2 2 2 4 3 - - - - -
Total cash costs 358 308 282 666 532 43 31 36 74 70
Retrenchment costs 2 1 1 3 5 - - - - 1
Rehabilitation costs 2 2 3 4 4 - - - - 1
Production costs 362 310 286 672 541 43 31 37 74 71
Amortisation of tangible assets 72 65 96 137 180 9 7 12 15 24
Inventory change 11 (40) (7) (29) (26) 1 (4) (1) (3) (4)
614 435 506 1,049 822 74 44 65 118 106
Realised non-hedge derivatives and other commodity contracts 38 193 (1,114) 232 (1,026) 5 20 (140) 24 (129)
652 628 (608) 1,280 (205) 79 63 (75) 142 (23)
Add back accelerated settlement of non-hedge derivatives - - 1,116 - 1,116 - - 141 - 141
652 628 507 1,280 911 79 63 65 142 118
Capital expenditure 220 196 150 416 270 26 20 19 45 35
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
15 15 18 30 31 166 161 190 327 331
Milled - 000 tonnes / - 000 tons 60 81 88 141 164 66 89 98 155 180
Yield - g/t / - oz/t 6.64 5.33 6.36 5.89 6.17 0.194 0.156 0.185 0.172 0.180
Gold produced - kg / - oz (000) 398 432 563 830 1,010 13 14 18 27 32
Gold sold - kg / - oz (000) 458 369 555 827 977 15 12 18 27 31
Total cash costs - R / - $ - ton milled 1,221 767 698 960 619 132 70 82 97 73
- R/kg / - $/oz - produced 183,991 143,876 109,769 163,101 100,278 683 452 440 563 408
Total production costs - R/kg / - $/oz - produced 227,342 176,681 152,790 200,960 139,756 843 555 613 693 568
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 159 141 164 150 153 5.11 4.53 5.28 4.81 4.91
Actual - g / - oz 122 132 174 127 160 3.92 4.24 5.58 4.08 5.15
Target - m
2
/ - ft
2
5.73 5.29 5.54 5.51 5.00 61.71 56.89 59.62 59.26 53.80
Actual - m
2
/ - ft
2
4.71 4.57 5.46 4.64 4.87 50.69 49.14 58.76 49.91 52.41
FINANCIAL RESULTS (MILLION)
Gold income
106 84 96 189 166 12 8 12 21 22
Cost of sales 101 65 84 166 136 12 7 11 19 18
Cash operating costs 73 62 61 135 101 9 6 8 15 13
Other cash costs - - - 1 1 - - - - -
Total cash costs 73 62 62 135 101 9 6 8 15 13
Retrenchment costs 1 1 - 1 1 - - - - -
Rehabilitation and other non-cash costs - - - - - - - - - -
Production costs 74 63 62 137 103 9 6 8 15 13
Amortisation of tangible assets 17 13 24 30 39 2 1 3 3 5
Inventory change 10 (11) (2) (1) (5) 1 (1) - - (1)
5 18 13 23 30 - 2 2 2 4
Realised non-hedge derivatives and other commodity contracts (1) 20 (108) 20 (98) - 2 (14) 2 (12)
4 39 (95) 43 (68) - 4 (12) 4 (9)
Add back accelerated settlement of non-hedge derivatives - - 112 - 112 - - 14 - 14
4 39 16 43 44 - 4 2 4 6
Capital expenditure 30 21 24 50 44 3 2 3 5 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
36 34 46 70 88 391 365 496 756 949
Milled - 000 tonnes / - 000 tons 267 233 301 500 560 294 257 332 551 618
Yield - g/t / - oz/t 6.95 7.61 9.18 7.26 8.96 0.203 0.222 0.268 0.212 0.261
Gold produced - kg / - oz (000) 1,857 1,774 2,761 3,631 5,018 60 57 89 117 161
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 166 140 140 306 263 183 154 154 338 290
Yield - g/t / - oz/t 0.28 0.34 0.36 0.31 0.39 0.008 0.010 0.011 0.009 0.011
Gold produced - kg / - oz (000) 47 48 50 95 103 1 2 2 3 3
TOTAL
Yield
1
- g/t / - oz/t 6.95 7.61 9.18 7.26 8.96 0.203 0.222 0.268 0.212 0.261
Gold produced - kg / - oz (000) 1,904 1,822 2,811 3,726 5,122 61 59 91 120 165
Gold sold - kg / - oz (000) 1,994 1,590 2,739 3,584 4,929 64 51 88 115 158
Total cash costs - R / - $ - ton milled 522 599 539 558 550 56 55 63 56 65
- R/kg / - $/oz - produced 118,926 122,643 84,434 120,744 88,352 439 385 339 413 360
Total production costs - R/kg / - $/oz - produced 177,529 173,718 123,478 175,665 123,857 656 546 495 602 505
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 256 228 258 242 220 8.22 7.33 8.30 7.79 7.08
Actual - g / - oz 191 179 242 185 212 6.13 5.76 7.78 5.94 6.82
Target
- m
2
/ - ft
2
4.15 3.78 4.48 3.97 3.91 44.64 40.66 48.25 42.70 42.09
Actual
- m
2
/ - ft
2
3.64 3.34 3.97 3.48 3.65 39.13 35.91 42.75 37.51 39.32
FINANCIAL RESULTS (MILLION)
Gold income
468 353 499 821 860 56 36 64 92 112
Cost of sales 353 277 338 630 611 42 28 44 70 80
Cash operating costs 225 222 236 447 450 27 22 30 49 59
Other cash costs 1 1 1 3 3 - - - - -
Total cash costs 226 223 237 450 453 27 23 31 49 59
Retrenchment costs 8 2 4 9 13 1 - 1 1 2
Rehabilitation and other non-cash costs 1 1 2 2 3 - - - - -
Production costs 235 226 244 461 469 28 23 31 51 61
Amortisation of tangible assets 103 91 103 194 165 12 9 13 21 22
Inventory change 15 (39) (9) (24) (23) 2 (4) (1) (2) (3)
115 76 161 191 249 14 8 21 22 32
Realised non-hedge derivatives and other commodity contracts 22 87 (628) 109 (581) 3 9 (79) 12 (73)
137 163 (467) 301 (332) 17 16 (58) 33 (41)
Add back accelerated settlement of non-hedge derivatives - - 625 - 625 - - 79 - 79
137 163 158 301 293 17 16 20 33 38
Capital expenditure 113 98 120 211 211 13 10 15 23 28
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Southern Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 937 823 756 1,760 1,371 1,225 1,076 989 2,302 1,793
Mined - 000 tonnes / - 000 tons 2,538 2,203 1,954 4,741 3,595 2,798 2,429 2,154 5,226 3,963
Treated - 000 tonnes / - 000 tons 342 352 345 694 703 377 388 381 766 775
Stripping ratio - t (mined total-mined ore) / t mined ore 5.39 5.47 6.46 5.42 7.64 5.39 5.47 6.46 5.42 7.64
Yield - g/t / - oz/t 1.20 1.61 1.46 1.41 1.38 0.035 0.047 0.042 0.041 0.040
Gold produced - kg / - oz (000) 410 569 503 979 972 13 18 16 31 31
Gold sold - kg / - oz (000) 382 573 506 956 967 12 18 16 31 31
Total cash costs - R/kg / - $/oz - produced 194,309 145,453 149,421 165,905 134,355 722 457 599 568 546
Total production costs - R/kg / - $/oz - produced 217,534 163,586 161,796 186,170 152,605 808 514 649 637 621
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 467 480 477 474 457 15.01 15.45 15.34 15.23 14.69
Actual - g / - oz 231 368 365 295 363 7.43 11.83 11.75 9.48 11.67
FINANCIAL RESULTS (MILLION)
Gold income
95 156 17 251 101 11 16 2 27 14
Cost of sales 83 94 83 177 145 10 9 11 19 19
Cash operating costs 77 78 71 154 123 9 8 9 17 16
Other cash costs 3 5 4 8 8 - 1 1 1 1
Total cash costs 80 83 75 162 131 10 8 10 18 17
Rehabilitation and other non-cash costs - - - - - - - - - -
Production costs 80 83 75 162 131 10 8 10 18 17
Amortisation of tangible assets 10 10 6 20 18 1 1 1 2 2
Inventory change (6) 1 1 (5) (3) (1) - - (1) -
12 62 (66) 74 (44) 2 6 (8) 8 (5)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
12 62 (66) 74 (44) 2 6 (8) 8 (5)
Add back accelerated settlement of non-hedge derivatives - - 67 - 67 - - 8 - 8
12 62 1 74 23 2 6 - 8 3
Capital expenditure 58 23 32 81 47 7 2 4 9 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,485 5,999 3,607 12,484 8,109 7,148 6,613 3,976 13,761 8,939
Treated - 000 tonnes / - 000 tons 793 671 882 1,463 1,697 874 739 973 1,613 1,871
Stripping ratio - t (mined total-mined ore) / t mined ore 7.15 5.09 2.77 6.01 3.42 7.15 5.09 2.77 6.01 3.42
Yield - g/t / - oz/t 1.84 1.71 1.61 1.78 1.71 0.054 0.050 0.047 0.052 0.050
Gold in ore - kg / - oz (000) 1,352 1,731 1,640 3,083 3,256 43 56 53 99 105
Gold produced - kg / - oz (000) 1,460 1,147 1,423 2,607 2,894 47 37 46 84 93
Gold sold - kg / - oz (000) 1,394 1,292 1,471 2,686 2,930 45 42 47 86 94
Total cash costs - R/kg / - $/oz - produced 143,017 170,086 123,016 154,931 116,202 530 535 493 532 472
Total produced costs - R/kg / - $/oz - produced 157,223 190,908 143,725 172,049 139,811 582 600 576 590 568
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 659 550 704 605 633 21.18 17.69 22.62 19.44 20.35
Actual - g / - oz 543 453 550 499 559 17.47 14.55 17.68 16.05 17.98
FINANCIAL RESULTS (MILLION)
Gold income
337 250 384 586 673 40 25 49 66 87
Cost of sales 214 247 212 461 399 26 25 27 51 52
Cash operating costs 195 182 164 378 314 23 18 21 42 41
Other cash costs 14 13 11 26 22 2 1 1 3 3
Total cash costs 209 195 175 404 336 25 20 23 45 44
Rehabilitation and other non-cash costs 3 4 (2) 7 5 - - - 1 1
Production costs 212 199 173 411 341 25 20 22 45 45
Amortisation of tangible assets 18 20 32 38 64 2 2 4 4 8
Inventory change (15) 28 7 12 (6) (2) 3 1 1 (1)
123 3 172 126 274 15 - 22 15 35
Realised non-hedge derivatives and other commodity contracts 3 95 (434) 98 (458) 1 10 (55) 10 (58)
126 98 (262) 224 (183) 15 10 (33) 25 (22)
Add back accelerated settlement of non-hedge derivatives - - 312 - 312 - - 39 - 39
126 98 51 224 129 15 10 7 25 17
Capital expenditure 59 38 104 97 161 7 4 13 11 21
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 521 492 477 1,014 912 575 543 526 1,117 1,005
Treated - 000 tonnes / - 000 tons 546 562 479 1,108 985 602 619 528 1,221 1,086
Yield - g/t / - oz/t 5.20 4.45 4.15 4.82 4.17 0.152 0.130 0.121 0.141 0.122
Gold produced - kg / - oz (000) 2,841 2,501 1,989 5,343 4,112 91 80 64 172 132
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 639 737 843 1,376 1,704 704 813 930 1,517 1,879
Yield - g/t / - oz/t 0.45 0.49 0.57 0.47 0.63 0.013 0.014 0.016 0.014 0.018
Gold produced - kg / - oz (000) 287 361 477 648 1,072 9 12 15 21 34
TOTAL
Yield
1
- g/t / - oz/t 5.20 4.45 4.15 4.82 4.17 0.152 0.130 0.121 0.141 0.122
Gold produced - kg / - oz (000) 3,129 2,862 2,465 5,990 5,183 101 92 79 193 167
Gold sold - kg / - oz (000) 3,178 2,805 2,452 5,982 5,121 102 90 79 192 165
Total cash costs - R/kg / - $/oz - produced 159,942 222,941 152,565 190,037 138,855 589 701 612 642 562
Total production costs - R/kg / - $/oz - produced 203,304 273,155 203,889 236,673 193,812 750 858 817 802 785
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 251 233 218 242 207 8.06 7.49 7.02 7.77 6.66
Actual - g / - oz 220 213 175 217 183 7.08 6.84 5.64 6.97 5.89
FINANCIAL RESULTS (MILLION)
Gold income
728 547 857 1,275 1,404 86 55 109 142 181
Cost of sales 679 757 502 1,436 986 80 76 65 156 129
Cash operating costs 471 606 357 1,078 679 56 61 46 117 88
Other cash costs 29 32 19 61 40 3 3 2 7 5
Total cash costs 500 638 376 1,138 720 59 64 48 124 94
Retrenchment costs 18 1 - 20 - 2 - - 2 -
Rehabilitation and other non-cash costs 2 8 (1) 9 27 - 1 - 1 3
Production costs 520 647 376 1,167 746 62 65 48 127 97
Amortisation of tangible assets 116 135 127 250 258 14 14 16 27 34
Inventory change 43 (25) - 18 (19) 5 (2) - 2 (2)
49 (210) 355 (161) 418 6 (21) 45 (15) 53
Realised non-hedge derivatives and other commodity contracts 31 203 (927) 234 (978) 4 20 (117) 24 (123)
81 (7) (572) 73 (560) 10 (1) (72) 9 (71)
Add back accelerated settlement of non-hedge derivatives - - 513 - 513 - - 65 - 65
81 (7) (59) 73 (47) 10 (1) (8) 9 (6)
Capital expenditure 111 265 155 376 293 14 27 20 41 38
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,974 5,314 6,063 10,288 13,461 5,483 5,858 6,684 11,341 14,838
Treated - 000 tonnes / - 000 tons 2,258 2,094 1,994 4,352 4,200 2,489 2,308 2,198 4,797 4,629
Stripping ratio - t (mined total-mined ore) / t mined ore 1.17 1.13 1.45 1.15 1.31 1.17 1.13 1.45 1.15 1.31
Yield - g/t / - oz/t 1.10 1.19 1.35 1.15 1.33 0.032 0.035 0.039 0.033 0.039
Gold produced - kg / - oz (000) 2,490 2,499 2,682 4,989 5,583 80 80 86 160 179
Gold sold - kg / - oz (000) 1,554 2,346 2,482 3,900 5,367 50 75 80 125 173
Total cash costs - R/kg / - $/oz - produced 121,537 156,700 108,248 139,150 106,862 451 492 434 472 435
Total production costs - R/kg / - $/oz - produced 138,327 173,970 124,373 156,180 126,655 513 547 499 530 515
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 609 558 507 584 548 19.59 17.95 16.29 18.77 17.63
Actual - g / - oz 532 617 659 572 673 17.10 19.85 21.19 18.37 21.65
FINANCIAL RESULTS (MILLION)
Gold income
292 498 670 790 1,228 35 50 86 85 160
Cost of sales 209 413 306 622 675 25 42 40 67 88
Cash operating costs 261 333 247 594 474 31 34 32 65 62
Other cash costs 41 59 44 100 122 5 6 6 11 16
Total cash costs 303 392 290 694 597 36 40 37 76 78
Rehabilitation and other non-cash costs 6 3 1 9 25 1 - - 1 3
Production costs 308 394 291 703 621 37 40 37 77 81
Amortisation of tangible assets 36 40 43 76 86 4 4 6 8 11
Inventory change (136) (22) (28) (157) (32) (16) (2) (3) (18) (4)
83 85 364 168 553 10 9 46 19 72
Realised non-hedge derivatives and other commodity contracts 42 134 (612) 175 (645) 5 14 (77) 18 (81)
125 218 (248) 343 (91) 15 22 (31) 37 (10)
Add back accelerated settlement of non-hedge derivatives - - 379 - 379 - - 48 - 48
125 218 132 343 288 15 22 17 37 38
Capital expenditure 60 48 41 108 79 7 5 5 12 10
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 40 487 724 527 1,564 53 637 947 690 2,046
Mined - 000 tonnes / - 000 tons 112 1,397 2,012 1,510 4,292 124 1,540 2,217 1,664 4,731
Treated - 000 tonnes / - 000 tons 435 421 435 857 838 480 464 480 944 924
Stripping ratio - t (mined total-mined ore) / t mined ore 0.44 1.27 3.15 1.17 2.91 0.44 1.27 3.15 1.17 2.91
Yield - g/t / - oz/t 2.46 2.92 3.25 2.68 3.19 0.072 0.085 0.095 0.078 0.093
Gold produced - kg / - oz (000) 1,071 1,228 1,415 2,299 2,672 34 39 46 74 86
Gold sold - kg / - oz (000) 1,076 1,153 1,542 2,229 2,825 35 37 50 72 91
Total cash costs - R/kg / - $/oz - produced 138,329 131,403 106,319 134,629 103,009 511 413 426 459 418
Total production costs - R/kg / - $/oz - produced 150,906 143,832 125,377 147,127 121,820 557 452 503 501 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 764 990 1,188 877 1,077 24.57 31.83 38.18 28.20 34.64
Actual - g / - oz 1,407 938 899 1,110 862 45.24 30.14 28.91 35.69 27.70
FINANCIAL RESULTS (MILLION)
Gold income
270 329 (52) 599 179 32 33 (6) 65 25
Cost of sales 159 163 191 321 339 19 16 25 35 44
Cash operating costs 129 137 128 266 233 15 14 17 29 30
Other cash costs 19 25 22 43 42 2 2 3 5 5
Total cash costs 148 161 150 309 275 18 16 19 34 36
Rehabilitation and other non-cash costs - - - - 1 - - - - -
Production costs 150 161 151 311 276 18 16 19 34 36
Amortisation of tangible assets 12 15 27 27 50 1 2 3 3 6
Inventory change (3) (14) 13 (17) 14 - (1) 2 (2) 2
112 166 (243) 278 (161) 13 17 (30) 30 (19)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
112 166 (243) 278 (161) 13 17 (30) 30 (19)
Add back accelerated settlement of non-hedge derivatives - - 335 - 335 - - 42 - 42
112 166 91 278 174 13 17 12 30 23
Capital expenditure 32 1 2 33 3 4 - - 4 -
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SADIOLA - Attributable 38%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 939 1,162 1,180 2,101 2,547 1,228 1,520 1,544 2,748 3,332
Mined - 000 tonnes / - 000 tons 1,844 2,246 2,250 4,091 4,879 2,033 2,476 2,480 4,509 5,378
Treated - 000 tonnes / - 000 tons 413 357 397 770 757 455 394 438 849 834
Stripping ratio - t (mined total-mined ore) / t mined ore 3.32 4.64 2.69 3.96 2.59 3.32 4.64 2.69 3.96 2.59
Yield - g/t / - oz/t 2.67 3.12 3.55 2.87 3.37 0.078 0.091 0.104 0.084 0.098
Gold produced - kg / - oz (000) 1,100 1,113 1,411 2,213 2,546 35 36 45 71 82
Gold sold - kg / - oz (000) 1,260 1,076 1,412 2,337 2,749 41 35 45 75 88
Total cash costs - R/kg / - $/oz - produced 131,696 100,400 101,844 115,953 100,157 486 315 408 400 407
Total production costs - R/kg / - $/oz - produced 151,615 123,397 137,998 137,420 134,077 560 388 553 473 544
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 724 739 688 731 669 23.26 23.76 22.10 23.51 21.52
Actual - g / - oz 756 791 988 773 869 24.30 25.42 31.75 24.86 27.93
FINANCIAL RESULTS (MILLION)
Gold income
316 305 (150) 621 100 37 31 (18) 68 15
Cost of sales 181 139 195 319 360 21 14 25 35 47
Cash operating costs 125 91 122 216 215 15 9 16 24 28
Other cash costs 20 21 22 41 40 2 2 3 4 5
Total cash costs 145 112 144 257 255 17 11 19 28 33
Rehabilitation and other non-cash costs - - (1) - - - - - - -
Production costs 145 112 143 257 255 17 11 18 28 33
Amortisation of tangible assets 22 26 52 48 86 3 3 7 5 11
Inventory change 14 1 - 15 19 2 - - 2 3
135 166 (345) 302 (260) 16 17 (43) 33 (32)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
135 166 (345) 302 (260) 16 17 (43) 33 (32)
Add back accelerated settlement of non-hedge derivatives - - 402 - 402 - - 51 - 51
135 166 57 302 141 16 17 7 33 18
Capital expenditure 5 3 3 7 9 1 - - 1 1
1
Sadiola is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 652 939 1,148 1,591 2,171 719 1,035 1,265 1,754 2,393
Placed
2
- 000 tonnes / - 000 tons 283 271 276 554 570 312 299 305 610 629
Stripping ratio - t (mined total-mined ore) / t mined ore 1.40 2.86 9.69 2.09 11.51 1.40 2.86 9.69 2.09 11.51
Yield
3
- g/t / - oz/t 4.45 2.73 3.48 3.61 2.80 0.130 0.080 0.102 0.105 0.082
Gold placed
4
- kg / - oz (000) 1,258 739 962 1,997 1,599 40 24 31 64 51
Gold produced - kg / - oz (000) 790 421 465 1,211 997 25 14 15 39 32
Gold sold - kg / - oz (000) 839 414 458 1,253 1,046 27 13 15 40 34
Total cash costs - R/kg / - $/oz - produced 104,446 174,214 142,633 128,699 133,529 386 547 573 442 546
Total production costs - R/kg / - $/oz - produced 120,996 194,766 149,633 146,640 141,954 447 612 601 504 581
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 994 517 899 755 738 31.95 16.62 28.91 24.29 23.74
Actual - g / - oz 1,052 560 540 805 580 33.81 17.99 17.37 25.89 18.65
FINANCIAL RESULTS (MILLION)
Gold income
209 118 (39) 328 68 25 12 (5) 37 10
Cost of sales 103 86 69 189 147 12 9 9 21 19
Cash operating costs 69 65 59 134 118 8 7 8 15 15
Other cash costs 13 9 7 22 15 2 1 1 2 2
Total cash costs 82 73 66 156 133 10 7 9 17 17
Rehabilitation and other non-cash costs 1 4 - 5 - - - - - -
Production costs 84 77 66 161 134 10 8 9 18 18
Amortisation of tangible assets 12 5 3 17 8 1 1 - 2 1
Inventory change 7 4 (1) 12 6 1 - - 1 1
107 32 (107) 139 (80) 13 3 (14) 16 (10)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
107 32 (107) 139 (80) 13 3 (14) 16 (10)
Add back accelerated settlement of non-hedge derivatives - - 134 - 134 - - 17 - 17
107 32 26 139 54 13 3 3 16 7
Capital expenditure 1 (10) 5 (9) 9 - (1) 1 (1) 1
1
Yatela is an equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Rest of Africa
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,694 4,334 4,793 9,028 10,236 6,139 5,669 6,269 11,808 13,389
Mined - 000 tonnes / - 000 tons 12,860 12,285 12,631 25,145 26,947 14,176 13,542 13,923 27,718 29,704
Treated - 000 tonnes / - 000 tons 1,178 917 1,031 2,095 2,224 1,298 1,011 1,136 2,309 2,451
Stripping ratio - t (mined total-mined ore) / t mined ore 16.25 11.64 7.47 13.65 8.94 16.25 11.64 7.47 13.65 8.94
Yield - g/t / - oz/t 1.67 1.50 2.24 1.60 1.93 0.049 0.044 0.065 0.047 0.056
Gold produced - kg / - oz (000) 1,967 1,379 2,309 3,346 4,293 63 44 74 108 138
Gold sold - kg / - oz (000) 1,868 1,363 2,133 3,231 3,993 60 44 69 104 128
Total cash costs - R/kg / - $/oz - produced 238,515 323,980 157,611 273,738 165,485 872 1,018 630 932 670
Total production costs - R/kg / - $/oz - produced 284,288 392,313 207,991 328,809 219,397 1,040 1,232 832 1,119 889
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 424 365 449 395 402 13.64 11.73 14.44 12.68 12.93
Actual - g / - oz 322 226 386 274 351 10.36 7.25 12.42 8.81 11.29
FINANCIAL RESULTS (MILLION)
Gold income
276 66 1,426 342 1,872 33 7 181 40 240
Cost of sales 518 532 416 1,050 857 61 54 54 115 112
Cash operating costs 446 426 342 872 670 52 43 44 95 87
Other cash costs 14 13 14 27 27 2 1 2 3 4
Total cash costs 460 439 356 899 697 54 44 46 98 91
Rehabilitation and other non-cash costs - - - - 11 - - - - 1
Production costs 461 439 356 900 708 54 44 46 98 92
Amortisation of tangible assets 89 94 116 183 220 11 10 15 20 29
Inventory change (32) (2) (57) (34) (71) (4) - (7) (4) (9)
(242) (466) 1,010 (707) 1,015 (28) (47) 128 (75) 128
Realised non-hedge derivatives and other commodity contracts 167 302 (1,537) 469 (1,639) 20 30 (194) 50 (207)
(74) (164) (526) (238) (624) (8) (17) (66) (25) (79)
Add back accelerated settlement of non-hedge derivatives - - 491 - 491 - - 62 - 62
(74) (164) (36) (238) (133) (8) (17) (4) (25) (17)
Capital expenditure 35 22 200 57 225 4 2 26 6 29
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives

Australia
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 244 143 152 387 271 269 158 168 427 299
Treated - 000 tonnes / - 000 tons 172 217 80 389 205 189 239 88 429 226
Yield - g/t / - oz/t 4.14 4.97 4.51 4.60 4.78 0.121 0.145 0.131 0.134 0.139
Gold produced - kg / - oz (000) 711 1,077 362 1,788 981 23 35 12 57 32
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,405 1,398 2,949 2,803 5,789 1,838 1,829 3,857 3,667 7,572
Treated - 000 tonnes / - 000 tons 805 705 845 1,511 1,597 888 777 931 1,665 1,761
Stripping ratio - t (mined total-mined ore) / t mined ore 28.52 27.83 14.55 28.17 12.55 28.52 27.83 14.55 28.17 12.56
Yield - g/t / - oz/t 2.75 2.78 3.75 2.77 3.92 0.080 0.081 0.109 0.081 0.114
Gold produced - kg / - oz (000) 2,217 1,964 3,167 4,181 6,255 71 63 102 134 201
TOTAL
Yield
1
- g/t / - oz/t 2.75 2.78 3.75 2.77 3.92 0.080 0.081 0.109 0.081 0.114
Gold produced - kg / - oz (000) 2,928 3,041 3,529 5,969 7,236 94 98 114 192 233
Gold sold - kg / - oz (000) 3,054 2,945 3,698 6,000 7,281 98 95 119 193 234
Total cash costs - R/kg / - $/oz - produced 136,004 182,648 137,877 159,765 124,201 503 574 553 539 503
Total production costs - R/kg / - $/oz - produced 162,688 225,777 164,025 194,827 149,346 601 709 658 656 606
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,657 1,719 3,489 1,688 3,658 53.28 55.26 112.17 54.27 117.61
Actual - g / - oz 2,270 2,304 2,983 2,287 2,928 72.99 74.06 95.90 73.53 94.15
FINANCIAL RESULTS (MILLION)
Gold income
(104) 626 92 522 819 (13) 63 14 50 110
Cost of sales 491 680 603 1,171 1,088 58 69 78 127 142
Cash operating costs 381 534 469 915 860 45 54 60 99 112
Other cash costs 18 21 18 39 39 2 2 2 4 5
Total cash costs 398 555 487 954 899 47 56 63 103 117
Rehabilitation and other non-cash costs - 36 3 36 3 - 4 - 4 -
Production costs 398 592 489 990 901 47 60 63 107 117
Amortisation of tangible assets 78 95 89 173 179 9 10 12 19 24
Inventory change 14 (6) 24 8 7 2 (1) 3 1 1
(595) (54) (511) (649) (269) (71) (5) (64) (77) (31)
Realised non-hedge derivatives and other commodity contracts 839 171 (148) 1,010 (222) 101 17 (19) 118 (28)
244 118 (659) 361 (491) 29 12 (83) 41 (60)
Add back accelerated settlement of non-hedge derivatives - - 736 - 736 - - 93 - 93
244 118 78 361 246 29 12 10 41 33
Capital expenditure 93 49 49 142 79 11 5 6 16 10
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,684 5,211 6,298 10,895 12,084 6,266 5,745 6,943 12,010 13,320
Treated - 000 tonnes / - 000 tons 233 212 208 445 432 257 233 229 490 476
Stripping ratio - t (mined total-mined ore) / t mined ore 25.47 23.14 35.20 24.30 28.72 25.47 23.14 35.20 24.30 28.72
Yield - g/t / - oz/t 6.80 6.98 4.06 6.88 3.93 0.198 0.203 0.118 0.201 0.115
Gold in ore - kg / - oz (000) 1,683 1,561 903 3,243 1,810 54 50 29 104 58
Gold produced - kg / - oz (000) 1,586 1,476 842 3,062 1,698 51 47 27 98 55
Gold sold - kg / - oz (000) 1,624 1,106 858 2,729 2,316 52 36 28 88 74
Total cash costs - R/kg / - $/oz - produced 93,072 127,374 217,167 109,611 174,406 344 400 870 371 710
Total production costs - R/kg / - $/oz - produced 130,795 162,697 243,507 146,176 204,585 485 511 976 498 833
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 529 579 684 554 633 17.00 18.61 21.98 17.80 20.35
Actual - g / - oz 759 702 390 730 403 24.39 22.56 12.53 23.47 12.95
FINANCIAL RESULTS (MILLION)
Gold income
427 333 27 760 319 52 34 4 85 42
Cost of sales 213 191 185 404 384 26 19 24 45 50
Cash operating costs 114 162 167 276 252 14 16 22 30 33
Other cash costs 33 26 16 60 44 4 3 2 7 6
Total cash costs 148 188 183 336 296 18 19 24 37 39
Rehabilitation and other non-cash costs 12 - (4) 12 1 1 - - 1 -
Production costs 159 188 179 347 297 19 19 23 38 39
Amortisation of tangible assets 48 52 26 100 50 6 5 3 11 7
Inventory change 6 (49) (20) (43) 36 1 (5) (2) (4) 4
214 142 (159) 355 (64) 26 14 (20) 40 (8)
Realised non-hedge derivatives and other commodity contracts (69) (37) (34) (106) (69) (8) (4) (4) (12) (9)
145 104 (193) 249 (134) 18 11 (24) 28 (17)
Add back accelerated settlement of non-hedge derivatives - - 144 - 144 - - 18 - 18
145 104 (48) 249 11 18 11 (6) 28 1
Capital expenditure 12 15 28 27 63 1 2 4 3 8
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) normalised for accelerated
settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 330 318 296 648 599 364 351 326 715 661
Treated - 000 tonnes / - 000 tons 309 320 296 629 604 340 353 326 694 665
Yield - g/t / - oz/t 6.95 6.43 7.72 6.68 7.24 0.203 0.187 0.225 0.195 0.211
Gold produced - kg / - oz (000) 2,146 2,059 2,282 4,206 4,368 69 66 73 135 140
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 692 739 1,223 1,431 1,907 763 815 1,349 1,577 2,102
Placed
1
- 000 tonnes / - 000 tons 39 28 65 67 108 43 31 72 73 120
Stripping ratio - t (mined total-mined ore) / t mined ore 16.84 25.58 18.08 20.49 16.58 16.84 25.58 18.08 20.49 16.58
Yield
2
- g/t / - oz/t 3.33 2.30 4.62 2.90 4.87 0.097 0.067 0.135 0.085 0.142
Gold placed
3
- kg / - oz (000) 129 64 301 193 529 4 2 10 6 17
Gold produced - kg / - oz (000) 136 62 248 198 413 4 2 8 6 13
TOTAL
Yield
4
- g/t / - oz/t 6.95 6.43 7.72 6.68 7.24 0.203 0.187 0.225 0.195 0.211
Gold produced - kg / - oz (000) 2,282 2,121 2,530 4,404 4,781 73 68 82 142 154
Gold sold - kg / - oz (000) 2,121 2,158 2,519 4,280 4,951 68 69 81 138 159
Total cash costs - R/kg / - $/oz - produced 77,592 91,588 80,564 84,334 78,698 287 288 323 287 320
Total production costs - R/kg / - $/oz - produced 117,644 139,410 109,484 128,129 111,221 435 438 439 437 452
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 504 426 560 465 550 16.21 13.71 18.00 14.96 17.69
Actual - g / - oz 428 429 571 429 537 13.77 13.80 18.35 13.78 17.28
FINANCIAL RESULTS (MILLION)
Gold income
485 543 76 1,028 559 58 55 11 113 75
Cost of sales 250 294 277 544 525 30 30 36 59 69
Cash operating costs 171 188 198 359 365 20 19 26 39 48
Other cash costs 6 7 6 12 11 1 1 1 1 1
Total cash costs 177 194 204 371 376 21 20 26 41 49
Rehabilitation and other non-cash costs - - (6) - 1 - - (1) - -
Production costs 177 194 198 371 378 21 20 26 41 49
Amortisation of tangible assets 91 101 79 193 154 11 10 10 21 20
Inventory change (19) (1) - (20) (6) (2) - - (2) (1)
235 248 (201) 483 33 29 25 (25) 54 6
Realised non-hedge derivatives and other commodity contracts 50 40 (263) 90 (313) 6 4 (33) 10 (40)
285 288 (464) 573 (279) 35 29 (58) 64 (33)
Add back accelerated settlement of non-hedge derivatives - - 647 - 647 - - 82 - 82
285 288 183 573 368 35 29 24 64 48
Capital expenditure 169 123 166 292 289 19 12 21 32 38
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

South America
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 103 91 81 194 164 113 101 90 214 181
Treated - 000 tonnes / - 000 tons 107 82 76 189 154 118 90 84 208 170
Yield - g/t / - oz/t 4.58 3.65 7.47 4.18 7.33 0.134 0.106 0.218 0.122 0.214
Gold produced - kg / - oz (000) 491 298 568 788 1,129 16 10 18 25 36
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 194 182 189 375 318 213 200 208 414 351
Treated - 000 tonnes / - 000 tons 30 8 27 37 48 33 9 30 41 53
Stripping ratio - t (mined total-mined ore) / t mined ore 4.34 9.00 6.70 5.89 5.43 4.34 9.00 6.70 5.89 5.43
Yield - g/t / - oz/t 4.39 3.96 4.59 4.30 4.27 0.128 0.116 0.134 0.126 0.125
Gold in ore - kg / - oz (000) 142 34 136 176 223 5 1 4 6 7
Gold produced - kg / - oz (000) 130 31 125 160 205 4 1 4 5 7
TOTAL
Yield
1
- g/t / - oz/t 4.58 3.65 7.47 4.18 7.33 0.134 0.106 0.218 0.122 0.214
Gold produced - kg / - oz (000) 620 328 693 949 1,334 20 11 22 31 43
Gold sold - kg / - oz (000) 552 421 670 973 1,291 18 14 22 31 42
Total cash costs - R/kg / - $/oz - produced 110,967 158,853 76,679 127,536 73,559 409 499 307 440 299
Total production costs - R/kg / - $/oz - produced 143,236 205,445 99,533 164,762 96,895 528 646 399 569 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 601 368 717 485 699 19.34 11.85 23.06 15.59 22.46
Actual - g / - oz 568 305 738 437 719 18.26 9.80 23.74 14.06 23.12
FINANCIAL RESULTS (MILLION)
Gold income
121 100 45 221 181 15 10 6 25 24
Cost of sales 81 74 65 155 124 10 7 8 17 16
Cash operating costs 65 49 50 114 91 8 5 6 13 12
Other cash costs 4 4 3 7 7 - - - 1 1
Total cash costs 69 52 53 121 98 8 5 7 13 13
Rehabilitation and other non-cash costs - - (1) - - - - - - -
Production costs 69 52 53 121 98 8 5 7 13 13
Amortisation of tangible assets 20 15 16 35 31 2 2 2 4 4
Inventory change (7) 6 (4) (1) (5) (1) 1 (1) - (1)
40 26 (20) 66 57 5 3 (2) 8 8
Realised non-hedge derivatives and other commodity contracts 16 11 (65) 27 (87) 2 1 (8) 3 (11)
56 38 (85) 93 (30) 7 4 (11) 11 (3)
Add back accelerated settlement of non-hedge derivatives - - 134 - 134 - - 17 - 17
56 38 49 93 104 7 4 6 11 14
Capital expenditure 80 72 31 152 58 9 7 4 17 8
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

North America
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,145 12,204 11,957 25,349 23,489 14,490 13,453 13,181 27,943 25,892
Placed
1
- 000 tonnes / - 000 tons 4,873 5,306 5,826 10,180 10,897 5,372 5,849 6,422 11,221 12,012
Stripping ratio - t (mined total-mined ore) / t mined ore 1.57 1.32 1.10 1.45 1.13 1.57 1.32 1.10 1.45 1.13
Yield
2
- g/t / - oz/t 0.47 0.46 0.46 0.46 0.50 0.014 0.013 0.013 0.014 0.014
Gold placed
3
- kg / - oz (000) 2,305 2,417 2,665 4,722 5,414 74 78 86 152 174
Gold produced - kg / - oz (000) 1,617 1,736 1,849 3,353 3,639 52 56 59 108 117
Gold sold - kg / - oz (000) 1,600 1,789 1,842 3,389 3,667 51 58 59 109 118
Total cash costs
4
- R/kg / - $/oz - produced 94,740 106,971 75,058 101,073 72,036 351 336 301 343 293
Total production costs - R/kg / - $/oz - produced 119,859 141,245 100,506 130,932 97,479 445 444 403 444 396
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,998 1,600 2,196 1,801 1,971 64.25 51.43 70.60 57.91 63.38
Actual - g / - oz 1,466 1,621 1,746 1,542 1,748 47.13 52.12 56.12 49.59 56.20
FINANCIAL RESULTS (MILLION)
Gold income
288 243 782 531 1,151 35 24 100 59 148
Cost of sales 194 245 186 439 355 23 25 24 48 46
Cash operating costs 295 346 248 641 460 35 35 32 70 60
Other cash costs 10 17 11 27 21 1 2 1 3 3
Total cash costs 305 363 259 668 480 36 37 33 73 63
Rehabilitation and other non-cash costs - - 9 - 20 - - 1 - 3
Production costs 305 363 268 668 500 36 37 35 73 65
Amortisation of tangible assets 32 71 57 104 111 4 7 7 11 15
Inventory change (144) (189) (139) (333) (257) (17) (19) (18) (36) (33)
94 (3) 596 92 796 12 - 76 11 102
Realised non-hedge derivatives and other commodity contracts 104 232 (896) 336 (929) 12 23 (113) 36 (117)
198 229 (300) 427 (133) 24 23 (37) 47 (15)
Add back accelerated settlement of non-hedge derivatives - - 446 - 446 - - 56 - 56
198 229 146 427 313 24 23 19 47 41
Capital expenditure 190 79 50 269 140 21 8 6 29 18
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31
December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the
United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative
information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn #
Prof W L Nkuhlu #
S M Pityana #
* British
#
American
~ Australian South African
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
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Bristol BS99 7NH
England
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Fax: +44 870 703 6119
Australia
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Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 31, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary

___________________________________
*Print the name and title under the signature of the signing officer.

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